invensys®

Invensys plc
Invensys House
Carlisle Place
London, SW1P 1BX
UK

T +44 (0) 20 7834 3848
F +44 (0) 20 7834 3879
www.invensys.com

RECEIVED
2004 DEC 20 P 12: 13
OFFICE OF INTERNATIONAL CORPORATE FINANCE

RLS Admin/Letters/2004/0079/021204/vhb

82-2142

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549
USA

04046980

SUPPL

2 December 2004

Dear Sirs,

12g3 - 2 (b) Exemption

In accordance with the Company's exemption from disclosure requirements under Rule 12g3 – 2 (b) of the 1934 Securities Exchange Act please find enclosed announcements released to the London Stock Exchange from 9 August 2004 to date as detailed below:

9 August	Invensys PLC Disposal
26 August	2004/05 First Quarter Results for the three months to 30 June 2004
31 August	Notification of Interests of Directors and Connected Persons
17 September	Notification of Major Interests in Shares
5 October	Invensys Update – Current Trading
5 October	Notification of Major Interest in Shares
6 October	Notification of Interests of Directors and Connected Persons
26 October	Notification of Major Interests in Shares
5 November	Invensys Board Change
11 November	2004/05 Second Quarter Results for the three months to 30 September 2004
22 November	Notification of Major Interests in Shares
1 December	Invensys Appoints new Non-Executive Director

Yours faithfully,

pp **Rachel Spencer**
Deputy Secretary
Invensys plc

Copy to: Mr. S. Ahmad
Mr. M. Downing

PROCESSED
JAN 04 2005
THOMSON FINANCIAL

Regulatory News

SEC No 82 - 2142

REG-Invensys PLC New Non-Executive Director
01/12/2004

RNS Number:8741F
Invensys PLC
01 December 2004

INVENSYS APPOINTS NEW NON-EXECUTIVE DIRECTOR

Invensys plc announces that Bay Green has been appointed as a Non-Executive Director, with effect from 1 January 2005. Mr. Green will become a member of the Audit and Nominating Committees and, following the Company's 2005 AGM, will also become the senior independent director on the Board.

Bay Green, a fellow of the Institute of Chartered Accountants and member of the Securities Institute, has more than thirty years' experience in corporate finance, and is currently a Vice Chairman of Dresdner Kleinwort Wasserstein. He has also served for the last six years as a Non-Executive Director of RPC Group plc, Europe's leading manufacturer of rigid plastic packaging, where he is the senior independent director and Chairman of the Audit Committee. He recently became a trustee of Help the Hospices.

Martin Jay, chairman of Invensys plc, said:

"I am delighted at the appointment of Bay Green to the Board of Invensys plc. His financial expertise and experience, and understanding of the investment community, will be of great value to the Group."

END

For further information

Invensys plc	Victoria Scarth / Mike Davies	tel: +44 (0) 20 7821 3755
Maitland	Emma Burdett / Fiona Piper	tel: +44 (0) 20 7379 5151

Notes to editors

Invensys plc (www.invensys.com) is a global automation, controls and process solutions Group. Our products, services, expertise and ongoing support enable intelligent systems to monitor and control processes in many different environments. The businesses within Invensys help customers in a variety of industries - including hydrocarbons, chemicals, oil and gas, power and utilities, rail, construction, environmental control, white goods, telecommunications, paper, food and beverage, dairy, pharmaceuticals and personal care - to perform with greater efficiency, safety and cost-effectiveness.

Regulatory News

RECEIVED
2004 DEC 20 P 12: 13
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

SEC No 82 - 2142

REG-Invensys PLC Holding(s) in Company
22/11/2004

RNS Number:4869F
Invensys PLC
22 November 2004

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

Invensys plc

2) Name of shareholder having a major interest

The Capital Group Companies, Inc.

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Notice is given by The Capital Group Companies, Inc. on behalf of its affiliates, including Capital Guardian Trust Company, Capital International Limited, Capital International S.A., and Capital International, Inc. These holdings form part of funds managed on behalf of investment clients.

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Capital Guardian Trust Company:	
State Street Nominees Limited	941,362
Chase Nominees Limited	18,365,699
Midland Bank plc	862,987
Nortrust Nominees	2,766,107
Mellon Nominees (UK) Limited	207,100
Capital International Limited:	
State Street Nominees	2,676,048
Bank of New York Nominees	58,753,421
Northern Trust	18,817,144
Chase Nominees Limited	25,706,592
Midland Bank plc	1,906,437
Bankers Trust	1,469,375
Citibank London	7,738,775
Morgan Guaranty	1,931,637
Nortrust Nominees	44,047,997
State Street Bank & Trust Co	13,178,666
Citibank	1,002,598
Deutsche Bank AG	5,554,299
HSBC Bank plc	6,800,848
Mellon Bank N.A.	4,087,837

Northern Trust AVFC	2,590,316
KAS UK	140,400
Mellon Nominees (UK) Limited	1,028,625
Bank One London	922,350
Capital International S.A.:	
Chase Nominees Limited	8,865,048
Midland Bank plc	79,625
Royal Bank of Scotland	823,875
State Street Bank & Trust Co	424,450
Lloyds Bank	257,075
Citibank NA	181,675
HSBC Bank plc	1,964,300
Capital International, Inc.:	
State Street Nominees Ltd	17,252,061
Bank of New York Nominees	3,741,524
Northern Trust	250,000
Chase Nominees Limited	20,966,310
Nortrust Nominees	1,123,350
State Street Bank & Trust Co.	473,795
Citibank	135,000
Citibank NA Toronto	5,270,947
HSBC Bank plc	642,243
JP Morgan Chase Bank	730,000

5) Number of shares/amount of stock acquired

6) Percentage of issued class

7) Number of shares/amount of stock disposed

8) Percentage of issued class

9) Class of security

Ordinary shares of 1p each

10) Date of transaction

18 November 2004

11) Date company informed

22 November 2004

12) Total holding following this notification

284,677,898

13) Total percentage holding of issued class following this notification

5.006% (3.488% of which held by Capital International Limited)

14) Any additional information

15) Name of contact and telephone number for queries

Victoria Scarth, Senior Vice President, Director - Group Marketing and Communications or Mike Davies, Head of Investor Relations 020 7821 3755

16) Name of company official responsible for making this notification

Emma Sullivan, Assistant Secretary

Date of notification: 22 November 2004

This information is provided by RNS

SEC No 82 - 2142

invensys®

Invensys plc
Invensys House
Carlisle Place
London, SW1P 1BX
UK

T +44 (0) 20 7834 3848
F +44 (0) 20 7834 3879
www.invensys.com

NEWS RELEASE
11 November 2004

2004/05 Second Quarter Results
For the three months to 30 September 2004

Key financial points

- Q2 trading in line with expectations
  - Sales for retained[1] businesses at £643 million (Q2 03/04: £733 million)
  - Operating profit[2] of retained businesses at £47 million (Q2 03/04: £74 million)
  - Operating margin[2] of retained businesses 7.3% after corporate costs (Q2 03/04: 10.1%)
  - Corporate costs reduced to £12 million (Q2 03/04: £16 million)
  - Gross debt reduced by £118 million and legacy liabilities, including pension deficits, reduced by £12 million since 30 June 2004
- H1 trading in line with expectations
  - Sales for retained[1] businesses at £1,254 million
  - Operating profit[2] of retained businesses at £63 million
  - Operating cash inflow from operations at £50 million before payment of legacy liabilities (H1 03/04: inflow £15 million)

Chief Executive of Invensys, Rick Haythornthwaite, said:

"We have delivered results in line with expectations, both for the second quarter and overall for the half.

"We now have a real sense of operational momentum and most of our leading indicators are on track. Orders in key areas are rising, led by a 49% increase in major accounts at Process Systems during the second quarter.

"All of this reflects the benefits of our greater financial stability. And, with the arrival of Ulf Henriksson as Chief Operating Officer, we are able to accelerate our programmes for margin improvement and cash generation in each business, as well as investing in core capabilities for future growth.

"Our expectations for an improving year-on-year trend in the second half remain unchanged."

Contact:

Invensys plc	Victoria Scarth / Mike Davies	tel:	+44 (0) 20 7821 3755
Maitland	Angus Maitland / Fiona Piper	tel:	+44 (0) 20 7379 5151

Financial Summary	Q2 04/05 £m	Q2 03/04 £m	H1 04/05 £m	H1 03/04 £m
Sales				
- **Retained businesses**	**643**	**733**	**1,254**	**1,386**
- Continuing[3] operations	715	801	1,396	1,516
- Discontinued[4] operations	3	252	111	528
- **Total Group**	**718**	**1,053**	**1,507**	**2,044**
Operating profit/(loss)[2]				
- **Retained businesses**	**47**	**74**	**63**	**91**
- Continuing operations	49	73	66	81
- Discontinued operations	-	15	(3)	22
- **Total Group**	**49**	**88**	**63**	**103**
Operating exceptional items	(119)	(101)	(133)	(132)
Goodwill				
- Goodwill amortisation	(7)	(13)	(16)	(31)
- Goodwill impairment	-	-	(27)	-
Disposals[5]				
- Profit on sale/closure	7	79	175	72
- Goodwill on disposal/closure	(15)	(131)	(462)	(159)
Net interest payable	(33)	(18)	(69)	(39)
FRS 17 finance charges	(4)	(6)	(8)	(12)
Loss for financial period	(116)	(50)	(477)	(149)
(Loss)/earnings per share				
- Basic	(2.1)p	(1.5)p	(8.4)p	(4.3)p
- Total Group before exceptional items, goodwill amortisation and goodwill impairment	0.4p	1.3p	(0.2)p	0.8p

Notes:

1 *Retained businesses are Process Systems, Eurotherm, APV, Rail Systems, Climate Controls and Appliance Controls*

2 *All references to operating profit and operating margin in this announcement are stated before exceptional items, goodwill amortisation and goodwill impairment*

3 *Continuing operations refers to retained businesses and businesses for sale (principally Lambda and Baker)*

4 *Discontinued operations comprise Powerware, Hansen, Marcam and APV Baker Goldsboro in H1 04/05 and additionally Metering Systems, Baan & Teccor in FY 03/04*

5 *Closures and disposals of businesses and sale of fixed assets*

A presentation and webcast of the Group's second quarter results will take place at 9.00am today at Haberdashers' Hall, 18 West Smithfield, London EC1A 9HQ. The announcement, webcast presentation and an interview with CEO Rick Haythornthwaite and COO Ulf Henriksson are available on www.invensys.com and the latter can also be viewed on www.cantos.com.

Safe Harbor

This announcement contains certain statements that are forward-looking. These statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. Forward-looking statements are not guarantees of future performance. The Group's actual results of operations, financial condition and liquidity, and the development of the industries in which the Group operates, may differ materially from those made in or suggested by these statements and a number of factors could cause the results and developments to differ materially from those expressed or implied by these forward-looking statements.

Q2 results overview

Overall, Group sales for Q2 04/05 were £718 million, down 32% compared with Q2 last year. This was due mainly to disposals of businesses and a negative currency translation impact of £66 million driven by weakness in both the US dollar and the euro. Group operating profit was £49 million, compared with £88 million last year, reflecting the impact of disposals, a weaker year-on-year performance at APV, costs associated with programmes to improve performance and capabilities, and lower volumes in Climate Controls. In addition, profits at Process Systems are beginning to move toward a more even quarterly weighting than during the first half of last year.

Sales for the retained businesses were £643 million (Q2 03/04: £733 million), down 6% at constant exchange rates (CER). Operating profit was £47 million (Q2 03/04: £74 million), including a negative currency translation adjustment of £4 million, resulting in a Q2 operating margin of 7.3%.

Operating cash flow for the Group (before the payment of legacy liabilities) was an inflow of £58 million, representing a 118% cash conversion on operating profit. Free cash flow from operations (before the payment of legacy liabilities) was an inflow of £6 million.

Total free cash flow for the Group including legacy items was an outflow of £48 million, following payments of £54 million related to legacy liabilities. These were paid out of cash raised in the refinancing, causing net debt to increase to £776 million at 30 September 2004. Gross debt fell by £118 million during Q2.

H1 results overview

Group sales for the six months to 30 September 2004 were £1,507 million, compared with £2,044 million in the same period last year. Group operating profit was £63 million, compared with £103 million. Group operating margin for the six months was 4.2%. The fall in sales and profits was largely due to the same effects as those affecting the second quarter.

Sales for the retained businesses were £1,254 million, compared with £1,386 million last year, down 3% at CER. Operating profit for the retained businesses was £63 million, compared with £91 million last year. Operating margin for the retained businesses was 5.0%.

Operating cash flow before legacy payments was £50 million and total free cash flow including legacy items for the six months was an outflow of £127 million, largely due to payments of legacy liabilities (H1 03/04: £153 million outflow).

No interim dividend will be paid (H1 03/04: nil).

Operational review

Process Systems	Q2 04/05	Q2 03/04	H1 04/05	H1 03/04
Sales (£m)	180	206	349	375
Operating profit (£m)	14	22	17	14
Operating margin (%)	7.8%	10.7%	4.9%	3.7%

Second quarter sales at Process Systems, excluding IMServ, were down 3% at CER and up 7% compared with Q1 this year. The decline in year-on-year sales is mainly due to the winding down of a large long-term contract in North America. Excluding IMServ, H1 sales were up 4% compared to last year, driven by higher sales in EMEA and strong sales to the hydrocarbons and power sectors, particularly in Asia Pacific and the Middle East. The sales mix improved significantly due to

the re-invigoration of the product business, while the new solutions business continued to build strength over the first two quarters of this financial year.

Sales at IMServ were down 26% during the quarter and 25% during the half, at CER, reflecting the disposal of the Fieldtech operations during the prior year.

An operating profit for the second quarter of £14 million and an operating margin of 7.8% resulted in an operating profit for the first half of £17 million and an operating margin of 4.9%, compared with 3.7% in H1 last year, with notable improvement in Asia Pacific.

Orders for the period (excluding IMServ) were up 4% for the quarter and up 9% for the first half at CER. Buoyant conditions in Asia Pacific, North America and Europe, together with increasing demand for solutions, offset weaker markets in South America. Orders from our largest key accounts rose by 30% at CER during the first half and by 49% during Q2. The increased competitiveness of Process Systems was also demonstrated by a strong performance in China, the Middle East and Russia. Major orders in the second quarter included a contract to supply process control and safety solutions to Ras Laffan LNG II Train 5 and a contract to automate the 1200 MW Zhang Jiagang Shazhou power plant in China.

Historically, the performance of Process Systems has displayed a stronger bias toward the second half of the year and, in particular, towards the final quarter. Although management is working toward a process of more regular quarterly balance going forward, this pattern is likely to continue to some extent during the current year. This is because benefits associated with the 70-week performance improvement programme are expected to become more pronounced - and costs associated with the programme start to fall - in the fourth quarter.

Eurotherm	**Q2 04/05**	**Q2 03/04**	**H1 04/05**	**H1 03/04**
Sales (£m)	32	31	60	60
Operating profit (£m)	4	4	7	8
Operating margin (%)	12.5%	12.9%	11.7%	13.3%

Eurotherm sales in Q2 of £32 million were 10% higher at CER compared with last year and 14% higher than in Q1, due to good conversion of the strong order backlog built up during the first quarter. An increase in North American demand, together with continued strong growth in Asia Pacific, drove the overall rise in sales.

Operating profit at £4 million was up 6% at CER despite a slight reduction in operating margin to 12.5%. This was due mainly to continued strong growth in the lower-margin Asia Pacific region. Initiatives are now underway to increase the level of sourcing from the Asia Pacific region in order to mitigate the transactional currency impact on gross margins from the high proportion of Yuan and US dollar sales.

Orders for the second quarter increased by 7% at CER as Eurotherm's main markets, including the US, continued to experience an upturn. In addition, targeted initiatives into growth sectors, such as steel and glass, are beginning to result in higher orders from key customers.

Eurotherm's performance typically displays little seasonal variation throughout the year.

APV	Q2 04/05	Q2 03/04	H1 04/05	H1 03/04
Sales (£m)	92	104	174	193
Operating profit/(loss) (£m)	1	12	(6)	17
Operating margin (%)	1.1%	11.5%	(3.4)%	8.8%

APV's Q2 sales at £92 million were 6% lower at CER, primarily reflecting the previous weaker project order flow in EMEA, although this was partially offset by stronger sales in the Americas and a slight increase in Asia Pacific.

APV is already starting to deliver on its 50-week performance improvement programme initiated in August, with Q2 operating profit showing an early turnaround to a profit of £1 million from the Q1 loss of £7 million, the latter including a £4 million adjustment related to prior periods. Improvements have also been achieved by reducing management layers, removing the overhead of a regional organisation and tightly controlling discretionary costs. The mix of the business has been changed by transferring a significant number of sales people to focus on product and aftermarket sales, which is already driving volume and margin increases.

Orders for Q2 were up 18% at CER, as strong growth in Mexico and Asia Pacific, particularly Australasia, was partially offset by a weaker intake of project orders in EMEA and North America.

Present trends in the business and the 50-week performance improvement programme indicate that increased profitability should continue through the second half, particularly in Q4.

Rail Systems	Q2 04/05	Q2 03/04	H1 04/05	H1 03/04
Sales (£m)	103	115	207	232
Operating profit (£m)	13	18	26	32
Operating margin (%)	12.6%	15.7%	12.6%	13.8%

Rail Systems' Q2 sales at £103 million, while level with Q1, were 6% lower at CER compared to Q2 last year. This was mainly due to the loss of a large North American logistics contract, delays in the passage of the US Transportation Bill and lower UK sales resulting from continued order delays at Network Rail. Sales in Spain grew strongly, up 54% compared with Q2 last year.

Operating profit of £13 million, a decrease of £4 million at CER compared to Q2 last year, nonetheless reflected a margin of 12.6%, in line with Q1. The benefits of margin improvements on certain contracts and a better sales mix offset volume decreases and higher costs for bonding, insurance and UK pensions.

Q2 orders were 23% higher at CER compared with last year, mainly due to a £10 million contract in China for the Tianjin Metro Line 1.

The longer-term prospects for this business remain positive. Management actions to mitigate the effect of weaker demand in the short-term have contributed to a robust first half performance and provide a good basis for the second half. We also expect the Network Rail situation to ease gradually over the coming months.

Climate Controls	Q2 04/05	Q2 03/04	H1 04/05	H1 03/04
Sales (£m)	145	179	286	338
Operating profit (£m)	14	21	21	33
Operating margin (%)	9.7%	11.7%	7.3%	9.8%

Climate Controls' sales in Q2 of £145 million were 12% lower at CER compared to Q2 last year, primarily due to the continued exit from low margin contracting in building management and the loss of specific contracts – both in the US. Although some retail business has been regained during that period, this will impact progressively through the second half. These weaker sales in the Americas offset stronger sales in Europe. The quarantine and subsequent recall of a large number of gas valves at the end of the quarter also caused a hiatus in production and sales of the affected product ranges. Although activity has now been resumed, sales in North America will continue to be impacted as output is supplied to replace recalled units.

Q2 operating profit was £14 million, a decrease of £5 million at CER due to lower sales volumes and pricing pressure on reversing valves in Japan. Operating margin fell to 9.7% in the second quarter.

Orders for Q2 were 9% lower at CER, driven by the impact of exited business, high channel inventories in North America and the weaker commercial building sector in Europe. Market conditions for the product businesses remain positive in Europe and Asia. During the quarter, the Ranco business commenced shipments to North America of reversing valves manufactured in its new Chinese factory and this restructuring is now nearly complete.

The business historically experiences a seasonal bias towards the second and final quarters of the year.

Appliance Controls	Q2 04/05	Q2 03/04	H1 04/05	H1 03/04
Sales (£m)	91	98	178	188
Operating profit (£m)	13	13	24	24
Operating margin (%)	14.3%	13.3%	13.5%	12.8%

Q2 sales at Appliance Controls of £91 million were 1% higher at CER compared to Q2 last year. As expected, solid growth in South America and Europe offset slightly softer demand in North America.

Operating profit at £13 million remained stable and the operating margin improved to 14.3% (Q2 03/04: 13.3%) as volume increases more than offset increases in raw materials prices and increased insurance costs.

Overall, orders fell 5% at CER relative to the strong second quarter last year. However, Appliance Controls was awarded sizeable contracts for new platforms in laundry for a Turkish OEM and in cooking for a large worldwide OEM, as well as gaining new business from customers in the emerging economies, such as China and Korea.

Conditions in Appliance Controls' core markets remain mixed, with muted consumer confidence in North America contrasted by continuing strong growth in Europe and South America. This pattern is expected to continue into Q3.

As a business that has a relatively short supply chain, Appliance Controls is more likely to be affected by customer order patterns than by quarterly patterns.

Invensys Controls

Since the quarter end, Climate Controls and Appliance Controls have been brought together under the leadership of John Duerden. Management believes that this will enable the businesses to use their scale and complementary strengths in markets where they have a strong overlap in products, technologies and channels. The newly combined business, known as Invensys Controls, will be able to more effectively deploy sales and operating resources in their markets, leverage their buying power and reduce overheads by removing duplication between the businesses.

Businesses for sale	Q2 04/05	Q2 03/04	H1 04/05	H1 03/04
Sales (£m)	72	68	142	130
Operating profit/(loss) (£m)	2	(1)	3	(10)
Operating margin (%)	2.8%	(1.5)%	2.1%	(7.7)%

Trading operations principally relate to Lambda and Baker.

Combined Q2 sales were higher at CER and the businesses achieved an operating profit of £2 million for the quarter, compared with a combined loss of £1 million last year.

Lambda sales were higher at CER compared to Q2 last year, primarily due to the recovery in technology markets, particularly in Asia, new programmable products introduced for high power, and the benefits of the restructuring activity initiated last year.

Baker's sales were higher at CER compared to Q2 last year, primarily due to major projects announced in both UK and Spain.

Corporate costs

Corporate costs during the quarter were £12 million, down from £16 million last year and 14% lower than in the first quarter (Q1 04/05: £14 million). This level of costs is planned to reduce further toward the end of the current year.

Financial summary

Q2 sales for the retained businesses were £643 million (Q2 03/04: £733 million), down 6% at CER. Group sales at £718 million (Q2 03/04: £1,053 million) were down 32%.

Operating profit for the retained businesses decreased from £74 million to £47 million. Group operating profit fell 44% to £49 million (Q2 03/04: £88 million).

H1 sales for the retained businesses at £1,254 million (H1 03/04: £1,386 million) were 10% lower than last year and Group sales of £1,507 million (H1 03/04: £2,044 million) were 26% lower.

The Group has recorded a loss this quarter of £116 million compared with a loss of £50 million in Q2 03/04, reflecting a significant fixed asset impairment and the product recall at Climate Controls. The loss for the half year of £477 million compares to a loss of £149 million in the prior year and was mainly caused by the write-off of goodwill on disposal of operations and goodwill impairment.

Basic loss per share for the quarter was 2.1p (Q2 03/04: loss 1.5p). Earnings per share before exceptional items, goodwill amortisation and goodwill impairment were 0.4p (Q2 03/04: 1.3p).

Goodwill amortisation and goodwill impairment

Goodwill amortisation fell to £7 million for the quarter and to £16 million for the half (Q2 03/04: £13 million; H1 03/04: £31 million) mainly reflecting the disposal of Powerware.

The goodwill impairment charge of £27 million (H1 03/04: nil) relates to the Meterpoint business within IMServ.

Operating exceptional items

Operating exceptional items in this quarter comprise four elements: costs for the Group's restructuring programmes, transition costs, fixed asset impairments and product recall costs. Restructuring costs for the quarter were £18 million (Q2 03/04: £15 million) and include £10 million of costs connected with Climate Controls moving production facilities for its Ranco business from North America to China and £2 million relating to Lambda Power's closure of Low Power in North America. A level of 2% of sales is expected for the full year. Transition costs of £8 million (Q2 03/04: £68 million) include £5 million of personnel costs and £3 million of costs for professional fees. Fixed asset impairments of £63 million (Q2 03/04: £18 million) relate predominantly to the Climate Controls business. The £30 million of product recall costs (Q2 03/04: nil) that have been provided related to two ranges of valve products within the Climate Controls business, as announced in our October trading update.

Operating exceptional items in the half year totalled £133 million (Q2 03/04: £132 million).

Corporate exceptional items

The key component of corporate exceptional items continued to be the loss on disposal of operations of £7 million (Q2 03/04: £51 million). This arose principally from the business asset disposal of APV Baker Goldsboro in the US.

For the half year, the corporate exceptional charge was £287 million (H1 03/04: £87 million) which included gross consideration of £401 million from the sales of Powerware, Hansen and Marcam during Q1. The charge also includes a write-off of associated goodwill of £462 million, of which £333 million had previously been eliminated against reserves on acquisition.

Net interest expense and taxation

The Q2 interest charge was £33 million, giving an interest charge for the half year of £69 million (H1 03/04: £39 million). The Q1 interest charge included a £5 million write-off of fees on the early termination of the Term Loan A facility that was not repeated in Q2. Overall the rise in interest charge compared to the prior year reflects the increased cost of borrowing under facilities agreed as part of the refinancing agreement.

The Q2 tax charge was £8 million compared to a prior year tax credit of £52 million, which included a credit in respect of prior years' tax of £64 million. The tax charge for the quarter is based on an allocation of the estimated tax charge for the full year. No tax relief has been attributed to restructuring and corporate exceptionals.

The half year tax charge was £13 million (H1 03/04: £49 million tax credit).

Cash flow

Free cash inflow in the second quarter was £6 million before payment of legacy liabilities, with an encouraging working capital inflow of £23 million. Net capital expenditure reduced to £12 million (Q2 03/04: £45 million), mostly as a result of the disposal of Hansen, where there had been a major investment in new facilities.

During the quarter, payments made in respect of legacy liabilities from funds raised in the refinancing totalled £54 million. These included £28 million in respect of environmental and litigation settlements and £25 million of pension contributions.

Indebtedness and financing

Net debt increased at 30 September to £776 million (30 June 2004: £713 million). While cash and short-term deposits reduced by £181 million, gross debt fell by £118 million, mostly due to the successful completion of a tender for the repurchase of $7^1/_8$% Notes maturing January 2007. This resulted in the cancellation of Notes amounting to £84 million.

Pensions and other legacy liabilities

The Group's pension service cost charge to operating profit for Q2 was £12 million (Q2 03/04: £11 million) and other finance charges were £4 million (Q2 03/04: £6 million). Settlement and curtailment credits were £6 million (Q2 03/04: nil) relating to the disposals of Powerware (£5 million) and APV Baker Goldsboro (£1 million). Actuarial assessments of pension assets and liabilities have been updated as at 30 September 2004, resulting in an actuarial loss of £47 million for the half year (H1 03/04: gain of £89 million). This is mainly due to the return on assets in the main UK and US schemes being less than the interest cost on liabilities in the first half, which in turn was primarily due to the performance of non-UK equities in the period. Contributions of £37 million were made in the quarter (Q2 03/04: £36 million), of which £22 million were paid to the UK main scheme. Overall the pension liability has increased by £18 million to £600 million since Q1 but reduced by £6 million since 31 March 2004.

Other legacy liabilities reduced by £30 million in the quarter resulting, in an overall reduction of £54 million during the half. This included £17 million of planned spend against transition costs and a number of smaller settlements. Additionally, certain liabilities were divested with the disposal of businesses in the first quarter.

Outlook

Results for the Group – during both the first and second quarters – have remained in line with expectations and with plans drawn up at the time of the refinancing in early 2004. Against a backdrop of increased financial stability, and modest economic recovery, the management teams of the businesses are gaining a sense of real operational momentum. Given the initiatives underway to improve operational performance and strengthen core processes and capabilities, it is expected that profits and cash in the second half will remain weighted towards the fourth quarter.

At this point and with continuing recovery in certain segments and geographies, the Group's overall expectations for an improving year-on-year trend in the second half remain unchanged.

END

Notes to Editors:

About Invensys

Invensys is a global automation, controls and process solutions Group. Our products, services, expertise and ongoing support enable intelligent systems to monitor and control processes in many different environments. The businesses within Invensys help customers in a variety of industries - including hydrocarbons, chemicals, oil and gas, power and utilities, rail, construction, environmental control, white goods, telecommunications, paper, food and beverage, dairy, pharmaceuticals and personal care - to perform with greater efficiency, safety and cost-effectiveness.

Process Systems provides products, services and solutions for the automation and optimisation of plant operation in the process industries, such as hydrocarbons (oil and gas), chemicals, power and utilities and metals and mining. Process Systems technologies, including industry-leading brands such as Foxboro, Triconex, SimSci-Esscor and Wonderware, help to make plants function more efficiently and safely.

Process Systems occupies a top-three position in the DCS (Distributed Control System), safety, simulation and HMI (Human-Machine Interface – the software that represents plant information in a comprehensible form) markets; its products are installed in over 50,000 plants across the world.

Eurotherm is a leading global supplier of control, data and measurement solutions and services to industrial and process customers. Eurotherm helps many industries, including plastics, pharmaceuticals, food and beverage and glassmaking, to measure and control variables such as pressure and temperature and record vital data. Eurotherm's product range includes distributed process automation systems and machine control incorporating single and multi-loop control, operator displays, data management and graphic recorders.

APV's knowledge and expertise in the food, beverage, personal care, pharmaceutical and chemical industries has made it a leading supplier of process equipment, turnkey plant solutions and value-increasing services. With nearly 1,000 engineers and 700 sales personnel across 48 countries, APV delivers return on investment across the world and throughout plant life cycles.

Rail Systems is a multinational leader in the design, manufacture, supply, installation, commissioning and maintenance of safety-related rail signalling and control systems, as well as a complete range of rail signalling products. Working directly for rail authorities or with partners or contractors who provide other elements of a complete solution, Rail Systems businesses have established market-leading positions in the US, UK and Spain.

Climate Controls is a leading provider of the components, systems and services used across the world to make commercial and residential buildings safer, more comfortable and more efficient. With industry-recognised names such as Ranco, Eberle, Robertshaw and Firex, Climate Controls has significant presence in the heating, ventilation, air conditioning, commercial refrigeration and residential building alarms markets.

Appliance Controls provides electronic and electro-mechanical systems and components to appliance and related industries. These include motor controls, thermostats and design software for refrigerators and freezers, washing machines and dishwashers, water coolers and a wide variety of other appliances used in homes and businesses. With the broadest product offering worldwide, and a history of more than 100 years of innovation, Appliance Controls helps customers to meet consumer demand for reliable, stylish and energy-efficient appliances.

Invensys also currently owns two businesses, Lambda and Baker, which are identified for sale.

Lambda is a leading producer of standard and modified power supplies for the industrial automation, test and measurement and telecommunications markets.

Baker provides equipment, services and complete process solutions to the bakery, biscuit, confectionery and snack industries.

The Invensys Group is listed on the London Stock Exchange. With over 35,000 employees operating in 60 countries, Invensys helps customers to improve their performance and profitability, building value for end users and shareholders alike.

Invensys plc
Second quarter announcement 2004/05

Consolidated profit and loss account (unaudited)

Half year ended 30 September 2004 £m	Half year ended 30 September 2003 £m		Notes	Quarter ended 30 September 2004 £m	Quarter ended 30 September 2003 £m
		Turnover			
1,396	1,516	Continuing operations		715	801
111	528	Discontinued operations		3	252
1,507	2,044		1	718	1,053
		Operating profit before exceptional items, goodwill amortisation and goodwill impairment			
66	81	Continuing operations		49	73
(3)	22	Discontinued operations		–	15
63	103		1	49	88
(133)	(132)	**Operating exceptional items**	3	(119)	(101)
(70)	(29)	**Operating loss before goodwill amortisation and goodwill impairment**		(70)	(13)
(16)	(31)	Goodwill amortisation		(7)	(13)
(27)	–	Goodwill impairment		–	–
(113)	(60)	**Total operating loss**	2	(77)	(26)
(108)	(56)	Continuing operations	2	(77)	(33)
(5)	(4)	Discontinued operations	2	–	7
(113)	(60)	**Total operating loss**	2	(77)	(26)
		Corporate exceptional items			
–	(31)	Costs of closure		–	–
(1)	(2)	Loss on sale of fixed assets		(1)	(1)
(286)	(54)	Loss on disposal of operations	4	(7)	(51)
(400)	(147)	**Loss on ordinary activities before interest and taxation**		(85)	(78)
(69)	(39)	Net interest payable and similar charges		(33)	(18)
(8)	(12)	Other finance charges - FRS 17		(4)	(6)
(477)	(198)	**Loss on ordinary activities before taxation**		(122)	(102)
(13)	49	Taxation on loss on ordinary activities	5	(8)	52
(490)	(149)	**Loss on ordinary activities after taxation**		(130)	(50)
13	–	Minority interests - equity		14	–
(477)	(149)	**Retained loss for the period**		(116)	(50)
(8.4) p	(4.3) p	**Loss per share (basic and diluted)**	6	(2.1) p	(1.5) p
(0.2) p	0.8 p	**(Loss)/earnings per share (total Group before exceptional items, goodwill amortisation and goodwill impairment)**	6	0.4 p	1.3 p
		Average exchange rates for the period			
1.81	1.62	US$ to £1		1.80	1.61
1.49	1.43	Euro to £1		1.48	1.44
197.97	190.10	Yen to £1		199.16	186.76

The results for the period have been translated into sterling at the appropriate average exchange rates.

Invensys plc
Second quarter announcement 2004/05

Consolidated balance sheet (unaudited)

31 March 2004 £m		Notes	30 September 2004 £m	30 September 2003 £m
	Fixed assets			
478	Intangible assets - goodwill		309	578
660	Tangible assets		459	816
1	Investments in associated undertakings		1	4
16	Other investments		16	20
1,155			785	1,418
	Current assets			
376	Stocks		309	475
1,043	Debtors: amounts falling due within one year		945	945
38	Debtors: amounts falling due after more than one year		39	99
20	Investments		18	23
566	Cash and short-term deposits	7	794	396
2,043			2,105	1,938
	Creditors: amounts falling due within one year			
(58)	Short-term borrowings		(34)	(572)
(1,065)	Other creditors		(957)	(1,174)
(1,123)			(991)	(1,746)
920	**Net current assets**		1,114	192
2,075	**Total assets less current liabilities**		1,899	1,610
	Creditors: amounts falling due after more than one year			
(1,494)	Long-term borrowings		(1,536)	(1,433)
(23)	Other creditors		(39)	(26)
(1,517)			(1,575)	(1,459)
(256)	Provisions for liabilities and charges		(251)	(320)
302	**Net assets/(liabilities) excluding pension liability**		73	(169)
(606)	Pension liability		(600)	(770)
(304)		1	(527)	(939)
	Capital and reserves			
897	Called up share capital		897	875
440	Share premium account		440	15
83	Capital redemption reserve		83	83
2,509	Capital reserve		2,826	2,126
(4,398)	Profit and loss account		(4,921)	(4,225)
(469)	**Shareholders' deficit – equity**		(675)	(1,126)
165	**Minority interests – including non-equity**		148	187
(304)			(527)	(939)
	Period end exchange rates			
1.84	US$ to £1		1.81	1.66
1.50	Euro to £1		1.46	1.43
191.20	Yen to £1		199.44	185.60

The balance sheet has been translated into sterling at appropriate period end exchange rates.

Invensys plc
Second quarter announcement 2004/05

Consolidated cash flow statement (unaudited)

Half year ended 30 September 2004 £m	Half year ended 30 September 2003 £m		Notes	Quarter ended 30 September 2004 £m	Quarter ended 30 September 2003 £m
(36)	(8)	Net cash (outflow)/inflow from operating activities	7	14	163
(56)	(47)	Returns on investments and servicing of finance	7	(47)	(24)
(19)	(50)	Taxation	7	(6)	(45)
(28)	(59)	Capital expenditure and financial investment	7	(12)	(45)
371	74	Acquisitions and disposals	7	(6)	99
232	(90)	Cash inflow/(outflow) before use of liquid resources and financing		(57)	148
31	(48)	Management of liquid resources	7	134	(28)
		Financing			
(5)	136	(Decrease)/increase in debt	7	(108)	(118)
258	(2)	**Increase/(decrease) in cash in period**		(31)	2

Reconciliation of net cash flow to movement in net debt (unaudited)

Half year ended 30 September 2004 £m	Half year ended 30 September 2003 £m		Notes	Quarter ended 30 September 2004 £m	Quarter ended 30 September 2003 £m
258	(2)	Increase/(decrease) in cash in period		(31)	2
5	(136)	Cash outflow/(inflow) from decrease/(increase) in debt		108	118
(31)	48	Cash (inflow)/outflow from (decrease)/increase in liquid resources		(134)	28
232	(90)	Change in net debt resulting from cash flows	7	(57)	148
2	–	Transfer of facility costs from prepayments		2	–
(3)		Amortisation of facility fees within debt		(3)	–
(21)	37	Exchange movements	7	(5)	(11)
210	(53)	Movement in net debt in period		(63)	137
(986)	(1,556)	Net debt at beginning of period	7	(713)	(1,746)
(776)	(1,609)	**Net debt at end of period**	7	(776)	(1,609)

Consolidated statement of total recognised gains and losses (unaudited)

Half year ended 30 September 2004 £m	Half year ended 30 September 2003 £m		Quarter ended 30 September 2004 £m	Quarter ended 30 September 2003 £m
(477)	(149)	Loss for the period	(116)	(50)
(17)	14	Currency translation differences on foreign currency net investments, net of ta)	4	(13)
(47)	89	Actuarial (loss)/gain recognised on pension scheme:	(47)	89
(541)	(46)	**Total recognised (losses)/gains in the the period**	(159)	26
	(984)	Prior year adjustment - FRS 17		–
	(23)	Prior year adjustment - FRS 5		–
	(1,053)	**Total recognised (losses)/gains relating to the period**		26

Reconciliation of movements in consolidated shareholders' deficit (unaudited)

Half year ended 30 September 2004 £m	Half year ended 30 September 2003 £m		Quarter ended 30 September 2004 £m	Quarter ended 30 September 2003 £m
(477)	(149)	Loss for the period	(116)	(50)
(17)	14	Currency translation differences on foreign currency net investments, net of ta)	4	(13)
2	–	Unvested, restricted shares (UITF 17)	1	–
(47)	89	Actuarial (loss)/gain recognised on pension scheme:	(47)	89
333	30	Goodwill written back on disposals and closures	15	2
(206)	(16)	**Net (increase)/decrease in shareholders' deficit for the period**	(143)	28
(469)	(103)	Opening shareholders' deficit (previously reported)	(532)	(1,154)
–	(984)	Prior year adjustment - FRS 17	–	–
–	(23)	Prior year adjustment - FRS 5	–	–
(469)	(1,110)	Opening shareholders' deficit (restated)	(532)	(1,154)
(675)	(1,126)	**Closing shareholders' deficit**	(675)	(1,126)

Invensys plc
Second quarter announcement 2004/05

Notes (unaudited)

1 Segmental analysis

Turnover H1 2004/05 £m	Turnover H1 2003/04 £m	Operating profit * H1 2004/05 £m	Operating profit * H1 2003/04 £m		Turnover Q2 2004/05 £m	Turnover Q2 2003/04 £m	Operating profit * Q2 2004/05 £m	Operating profit * Q2 2003/04 £m
				Business				
349	375	17	14	Process Systems	180	206	14	22
60	60	7	8	Eurotherm	32	31	4	4
174	193	(6)	17	APV	92	104	1	12
207	232	26	32	Rail Systems	103	115	13	18
286	338	21	33	Climate Controls	145	179	14	21
178	188	24	24	Appliance Controls	91	98	13	13
142	130	3	(10)	Businesses for sale	72	68	2	(1)
–	–	(26)	(37)	Corporate costs	–	–	(12)	(16)
1,396	1,516	66	81	Continuing operations	715	801	49	73
111	528	(3)	22	Discontinued operations	3	252	–	15
1,507	2,044	63	103		718	1,053	49	88
				Geographical analysis by origin				
215	213	12	23	United Kingdom	103	112	8	15
366	374	21	29	Rest of Europe	183	198	13	18
522	650	40	56	North America	273	342	26	43
34	28	5	2	South America	19	14	4	2
224	225	13	7	Asia Pacific	116	121	9	10
35	26	1	1	Africa and Middle East	21	14	1	1
–	–	(26)	(37)	Corporate costs	–	–	(12)	(16)
1,396	1,516	66	81	Continuing operations	715	801	49	73
111	528	(3)	22	Discontinued operations	3	252	–	15
1,507	2,044	63	103		718	1,053	49	88
				Geographical analysis of turnover by destination				
196	198			United Kingdom	99	104		
366	374			Rest of Europe	180	195		
504	627			North America	255	331		
40	32			South America	22	17		
231	243			Asia Pacific	120	131		
59	42			Africa and Middle East	39	23		
1,396	1,516			Continuing operations	715	801		
111	528			Discontinued operations	3	252		
1,507	2,044				718	1,053		

* Before exceptional items, goodwill amortisation and goodwill impairment.

Invensys plc
Second quarter announcement 2004/05

Notes (unaudited)

1 Segmental analysis (continued)

	Net operating assets H1 2004/05 £m	Net operating assets H1 2003/04 £m	Net operating assets FY 2003/04 £m
Business			
Process Systems	346	372	354
Eurotherm	133	150	134
APV	99	88	87
Rail Systems	41	56	46
Climate Controls	193	342	296
Appliance Controls	188	198	173
Businesses for sale	205	204	219
Corporate costs	(189)	(192)	(158)
Continuing operations	1,016	1,218	1,151
Discontinued operations	–	469	324
	1,016	1,687	1,475

	Net operating assets H1 2004/05 £m	Net operating assets H1 2003/04 £m	Net operating assets FY 2003/04 £m
Geographical analysis by origin			
United Kingdom	221	247	247
Rest of Europe	300	230	273
North America	377	520	419
South America	26	26	20
Asia Pacific	266	372	336
Africa and Middle East	15	15	14
Corporate costs	(189)	(192)	(158)
Continuing operations	1,016	1,218	1,151
Discontinued operations	–	469	324
	1,016	1,687	1,475
Borrowings	(1,570)	(2,005)	(1,552)
Cash and short-term deposits	794	396	566
Deferred tax	5	(56)	(6)
Taxation	(172)	(191)	(181)
Pension liability	(600)	(770)	(606)
Net liabilities per consolidated balance sheet	(527)	(939)	(304)

2 Total operating loss

	Continuing operations Q2 2004/05 £m	Continuing operations Q2 2003/04 £m	Discontinued operations Q2 2004/05 £m	Discontinued operations Q2 2003/04 £m	Total Q2 2004/05 £m	Total Q2 2003/04 £m
Turnover	715	801	3	252	718	1,053
Cost of sales	(521)	(575)	(2)	(189)	(523)	(764)
Gross profit	194	226	1	63	195	289
Distribution costs	(4)	(5)	–	(1)	(4)	(6)
Administrative costs	(141)	(148)	(1)	(47)	(142)	(195)
Operating profit*	49	73	–	15	49	88
Operating exceptional items	(119)	(99)	–	(2)	(119)	(101)
Goodwill amortisation	(7)	(7)	–	(6)	(7)	(13)
Total operating loss	(77)	(33)	–	7	(77)	(26)

The total restructuring costs of £18 million (Q2 2003/04: £15 million) together with transition costs of £8 million (Q2 2003/04: £68 million), product recall costs of £30 million (Q2 2003/04: £nil), goodwill amortisation of £7 million (Q2 2003/04: £13 million) and fixed asset impairment of £63 million (Q2 2003/04: £18 million) are classified as administrative costs, which therefore total £268 million (Q2 2003/04: £309 million).

	Continuing operations H1 2004/05 £m	Continuing operations H1 2003/04 £m	Discontinued operations H1 2004/05 £m	Discontinued operations H1 2003/04 £m	Total H1 2004/05 £m	Total H1 2003/04 £m
Turnover	1,396	1,516	111	528	1,507	2,044
Cost of sales	(1,036)	(1,115)	(91)	(394)	(1,127)	(1,509)
Gross profit	360	401	20	134	380	535
Distribution costs	(9)	(11)	(1)	(3)	(10)	(14)
Administrative costs	(285)	(309)	(22)	(109)	(307)	(418)
Operating profit/(loss)*	66	81	(3)	22	63	103
Operating exceptional items	(133)	(122)	–	(10)	(133)	(132)
Goodwill amortisation	(14)	(15)	(2)	(16)	(16)	(31)
Goodwill impairment	(27)	–	–	–	(27)	–
Total operating loss	(108)	(56)	(5)	(4)	(113)	(60)

* Before exceptional items, goodwill amortisation and goodwill impairment.

Notes (unaudited)

3 Operating exceptional items

Half year ended 30 September 2004 £m	Half year ended 30 September 2003 £m		Quarter ended 30 September 2004 £m	Quarter ended 30 September 2003 £m
(28)	(46)	Restructuring costs	(18)	(15)
(12)	(68)	Transition costs*	(8)	(68)
(63)	(18)	Fixed asset impairment	(63)	(18)
(30)	–	Product recall costs*	(30)	–
(133)	(132)		(119)	(101)
		Restructuring costs by business		
(2)	(7)	Process Systems	(1)	(4)
–	(1)	Eurotherm	–	(1)
(5)	(3)	APV	(3)	(1)
–	–	Rail Systems	–	–
(14)	(6)	Climate Controls	(9)	(3)
–	(3)	Appliance Controls	–	–
(5)	(11)	Businesses for sale	(3)	(2)
(2)	(5)	Corporate costs	(2)	(2)
(28)	(36)	Continuing operations	(18)	(13)
–	(10)	Discontinued operations	–	(2)
(28)	(46)		(18)	(15)
		Fixed asset impairment by business		
(60)	–	Climate Controls	(60)	–
(1)	–	Businesses for sale	(1)	–
(2)	(18)	Corporate costs	(2)	(18)
(63)	(18)	Continuing operations	(63)	(18)
–	–	Discontinued operations	–	–
(63)	(18)		(63)	(18)

*Transition costs relate wholly to the corporate sector. Product recall costs are attributable wholly to the Climate Controls business.

4 Loss on disposal of operations

The Group's loss on disposal of operations comprises the following:

Half year ended 30 September 2004 £m	Half year ended 30 September 2003 £m		Quarter ended 30 September 2004 £m	Quarter ended 30 September 2003 £m
168	77	Profit on assets divested	2	80
(462)	(131)	Charge of associated goodwill	(15)	(131)
8	–	Settlements and curtailments credit	6	–
(286)	(54)		(7)	(51)

5 Taxation on loss on ordinary activities

Half year ended 30 September 2004 £m	Half year ended 30 September 2003 £m		Quarter ended 30 September 2004 £m	Quarter ended 30 September 2003 £m
(13)	(20)	Taxation on ordinary activities	(8)	(15)
–	64	Adjustments in respect of prior years	–	64
–	5	Deferred tax	–	3
(13)	49		(8)	52

Notes (unaudited)

6 (Loss)/earnings per share

Half year ended 30 September 2004	Half year ended 30 September 2003			Quarter ended 30 September 2004	Quarter ended 30 September 2003
		(Loss)/earnings per share (pence)			
(8.4) p	(4.3) p		Basic	(2.1) p	(1.5) p
(0.2) p	0.8 p		Total Group*	0.4 p	1.3 p
(8.4) p	(4.3) p		Diluted	(2.1) p	(1.5) p
		Average number of shares (million)			
5,687	3,500		Basic	5,687	3,500
		(Loss)/earnings (£m)			
(477)	(149)		Basic	(116)	(50)
			Total Group		
63	103		Operating profit*	49	88
(69)	(39)		Net interest payable	(33)	(18)
(8)	(12)		Other finance charges - FRS 17	(4)	(6)
(14)	52		Operating profit less finance costs	12	64
(13)	(25)		Tax on operating profit less finance costs	(8)	(20)
13	-		Minority interests	14	-
(14)	27			18	44

* Before exceptional items, goodwill amortisation and goodwill impairment.

The basic loss per share for the quarter has been calculated using 5,687 million shares (Q2 2003/04: 3,500 million), being the weighted average number of shares in issue during the quarter and the loss after taxation and minority interests of £116 million (Q2 2003/04: £50 million).

(Loss)/earnings per share is also calculated by reference to earnings for the total Group, before exceptional items, goodwill amortisation and goodwill impairment with an underlying tax charge of £8 million (Q2 2003/04: £20 million), since the directors consider that this gives a useful additional indication of underlying performance.

The diluted loss per share has been calculated in accordance with Financial Reporting Standard No 14: Earnings per share (FRS 14) without reference to adjustments in respect of certain share options which are considered to be anti-dilutive.

Invensys plc
Second quarter announcement 2004/05

Notes (unaudited)

7 Cash flow statement

Half year ended 30 September 2004 £m	Half year ended 30 September 2003 £m		Quarter ended 30 September 2004 £m	Quarter ended 30 September 2003 £m
		Reconciliation of operating loss before interest and tax to net cash outflow from operating activities		
(113)	(60)	Total operating loss	(77)	(26)
39	61	Depreciation charge	17	30
90	-	Provision for impairment charged to operating profit	63	-
16	31	Amortisation of goodwill	7	13
-	(2)	Cash costs of closures	-	1
(18)	(13)	Increase in stocks	(3)	(1)
(12)	53	(Increase)/decrease in debtors	(19)	102
15	(58)	Increase/(decrease) in creditors and provisions	51	69
(53)	(20)	Movement in pensions	(25)	(25)
(36)	(8)	**Net cash (outflow)/inflow from operating activities**	14	163
		Analysis of cash flows for headings netted in the cash flow statement		
		Returns on investments and servicing of finance		
8	10	Interest received	5	5
(63)	(56)	Interest paid	(51)	(28)
(1)	(1)	Dividends paid to minority interests	#REF!	#REF!
(56)	(47)	**Net cash outflow for returns on investments and servicing of finance**	#REF!	#REF!
		Taxation		
(1)	-	UK corporation tax (paid)/received	(1)	1
(18)	(50)	Overseas tax paid	(5)	(46)
(19)	(50)	**Net cash outflow for tax paid**	(6)	(45)
		Capital expenditure and financial investment		
(28)	(65)	Purchase of tangible fixed assets	(12)	(48)
-	2	Sale of tangible fixed assets	-	1
-	4	Sale of trade investments	-	2
(28)	(59)	**Net cash outflow for capital expenditure and financial investment**	(12)	(45)
		Acquisitions and disposals		
(1)	(1)	Purchase of subsidiary undertakings	(1)	(1)
390	80	Sale of subsidiary undertakings*	(5)	105
(18)	(4)	Net cash disposed of on sale of subsidiary undertakings	-	(4)
-	(1)	Purchase of minority interests	-	(1)
371	74	**Net cash inflow/(outflow) for acquisitions and disposals**	(6)	99
		Management of liquid resources		
31	(48)	Short-term deposits withdrawn/(made)	134	(28)
31	(48)	**Net cash inflow/(outflow) from management of liquid resources**	134	(28)
		Financing		
		Debt due within one year		
-	128	Increase in short-term borrowings	-	55
(21)	(189)	Repayment of short-term borrowings	(23)	(127)
		Debt due beyond one year		
107	242	Increase in long-term borrowings	6	-
(90)	(44)	Repayment of long-term borrowings	(90)	(45)
(1)	(1)	Capital element of finance lease repayments	(1)	(1)
(5)	136		(108)	(118)
(5)	136	**Net cash (outflow)/inflow from financing**	(108)	(118)

* In the three months ended 30 September 2004, the net disposal proceeds received comprised cash proceeds of £2 million less £7 million of other directly related cash costs, including advisor and professional fees.

Notes (unaudited)

7 Cash flow statement (continued)

Analysis of changes to net debt

Second quarter

	At 1 July 2004 £m	Cash flow £m	Other movements* £m	Exchange movement £m	At 30 September 2004 £m
Cash at bank and in hand	717	(51)	–	3	669
Overdrafts	(21)	20	–	–	(1)
		(31)			
Debt due within one year	(55)	23	–	(1)	(33)
Debt due after one year	(1,609)	84	(1)	(8)	(1,534)
Finance leases	(3)	1	–	–	(2)
		108			
Short-term deposits	258	(134)	–	1	125
Total	(713)	(57)	(1)	(5)	(776)
Cash at bank and in hand	717				669
Short-term deposits	258				125
Cash and short-term deposits	975				794

*Other movements comprise a £2 million transfer of facility fees from prepayments in respect of the Group's refinancing, less £3 million amortisation of facility fees within debt.

Half year

	At 1 April 2004 £m	Cash flow £m	Other movements £m	Exchange movement £m	At 30 September 2004 £m
Cash at bank and in hand	409	255	–	5	669
Overdrafts	(4)	3	–	–	(1)
		258			
Debt due within one year	(53)	21	–	(1)	(33)
Debt due after one year	(1,492)	(17)	(1)	(24)	(1,534)
Finance leases	(3)	1	–	–	(2)
		5			
Short-term deposits	157	(31)	–	(1)	125
Total	(986)	232	(1)	(21)	(776)
Cash at bank and in hand	409				669
Short-term deposits	157				125
Cash and short-term deposits	566				794

8 Financial statements

This unaudited results statement was approved by a duly appointed and authorised committee of the Board of directors on 10 November 2004. This statement does not comprise the statutory accounts of the Group, as defined in section 240 of the Companies Act 1985.

The financial information for the six months ended 30 September 2004 has been prepared on the same basis of accounting as for the year ended 31 March 2004. The financial information is unaudited. The statutory accounts of Invensys plc for the year ended 31 March 2004 have been delivered to the Registrar of Companies. The auditors, Ernst & Young LLP, reported on those accounts and their report was unqualified and did not contain a statement under section 237(2) or (3) of the Companies Act 1985.

Regulatory News

SEC No 82 - 2142

REG-Invensys PLC Directorate Change
05/11/2004

RNS Number:9310E
Invensys PLC
05 November 2004

news release

5 November 2004

INVENSYS BOARD CHANGE

Following his appointment as Chairman of Rolls Royce plc, Simon Robertson has indicated his intention to step down from the Invensys Board by the Company's next Annual General Meeting in July 2005.

Martin Jay, Chairman of Invensys, said:

"Simon has now been a member of the Board for almost 9 years. I would like to thank him for his counsel and support throughout that period, which have made a very significant contribution to the Group's stabilisation. We all wish Simon well for the future in his new role."

Contact:

Invensys plc	Victoria Scarth / Mike Davies	tel:	+44 (0) 20 7821 3755
Maitland	Angus Maitland / Fiona Piper	tel:	+44 (0) 20 7379 5151

Regulatory News

SEC No 82 - 2142

REG-Invensys PLC Holding(s) in Company
26/10/2004

RNS Number:4909E
Invensys PLC
26 October 2004

INVENSYS PLC
("the Company")

NOTIFICATION OF MAJOR INTERESTS IN SHARES

Pursuant to Section 198 of the Companies Act 1985, we have today received notification from Wellington Management Company, LLP, that as at 25 October 2004, they no longer hold a notifiable interest in the capital of the Company.

Name of contact and telephone number for queries

Victoria Scarth, Senior Vice President, Director - Group Marketing and Communications or Mike Davies, Head of Investor Relations 020 7821 3755

Name of company official responsible for making this notification

Jaime Tham, Assistant Secretary

Date of notification: 26 October 2004

This information is provided by RNS

Regulatory News

RECEIVED
2004 DEC 20 P 12:13
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

SEC No 82 - 2142

REG-Invensys PLC Director Shareholding
06/10/2004

RNS Number:8052D
Invensys PLC
06 October 2004

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Invensys plc

2. Name of director

Ulf Henriksson

3. Please state whether notification indicates that it is in respect of holding
of the shareholder named in 2 above or in respect of a non-beneficial interest
or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director named in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of
shares held by each of them (if notified)

Director named in 2 above

5. Please state whether notification relates to a person(s) connected with the
director named in 2 above and identify the connected person(s)

No

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Acquisition of shares

7. Number of shares / amount of stock acquired

1,000,000

8. Percentage of issued class

0.0176%

9. Number of shares/amount of stock disposed

-

10. Percentage of issued class

-

11. Class of security

Ordinary shares of 1p each

12. Price per share

13.25p

13. Date of transaction

6 October 2004

14. Date company informed

6 October 2004

15. Total holding following this notification

1,000,000

16. Total percentage holding of issued class following this notification

0.0176%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be
fixed at time of exercise

22. Total number of shares or debentures over which options held following this
notification

23. Any additional information

24. Name of contact and telephone number for queries

Victoria Scarth, Senior Vice President, Director - Group Marketing and Communications or Mike Davies, Head of Investor Relations 020 7821 3755

25. Name and signature of authorised company official responsible for making this notification

Emma Sullivan, Assistant Secretary

Date of Notification

6 October 2004

Regulatory News

SEC No 82 - 2142

REG-Invensys PLC Holding(s) in Company
05/10/2004

RNS Number:7330D
Invensys PLC
05 October 2004

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

Invensys plc

2) Name of shareholder having a major interest

Wellington Management Company, LLP

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

The shareholder named in 2 above holds the interest as discretionary investment
manager for, and solely to the benefit of, various Accounts

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

The shares in which Wellington Management Company, LLP has an interest are registered in the name of various Accounts or the Accounts' custodians or nominees according to their respective holdings

5) Number of shares/amount of stock acquired

6) Percentage of issued class

7) Number of shares/amount of stock disposed

8) Percentage of issued class

9) Class of security

Ordinary shares of 1p each

10) Date of transaction

4 October 2004

11) Date company informed

5 October 2004

12) Total holding following this notification

170,865,565

13) Total percentage holding of issued class following this notification

3.00%

14) Any additional information

15) Name of contact and telephone number for queries

Victoria Scarth, Senior Vice President, Director - Group Marketing and Communications or Mike Davies, Head of Investor Relations 020 7821 3755

16) Name of company official responsible for making this notification

Emma Sullivan, Assistant Secretary

Date of notification: 5 October 2004

This information is provided by RNS

Regulatory News

SEC No 82 - 2142

REG-Invensys PLC Investor Seminar - Update
05/10/2004

RNS Number:7063D
Invensys PLC
05 October 2004

NEWS RELEASE
5 October 2004

Invensys update
Invensys plc ("Invensys") issues the following statement.

Current trading
The Group's trading performance for the second quarter is in line with the guidance given for the half- and full-year. Invensys remains confident that its growth and operational programmes should deliver an improving year-on-year trend in Group performance during the second half.

Product Recall - Climate Controls
Following twelve reported failures of the TS-11 gas valve manufactured by its Climate Controls business, Invensys is conducting a voluntary recall of specific identified batches. Certain valve types of a second product range, the 7000 Series, have also been quarantined following a single reported failure. Testing is underway to validate their safety in various applications, but remains at an early stage.

Based on current estimates, costs for the TS-11 recall are expected to be up to approximately £10 million. The Group's current best estimate of costs for the 7000 Series if a recall is required is in the range of £5-20 million. If confirmed, these outflows will be treated as an operational exceptional item and funded from existing resources over several years. These exceptional costs are not expected to deflect the Group's progress from its recovery programme, as set out at the time of the refinancing.

Chief Executive of Invensys, Rick Haythornthwaite, said:

"Eight months after announcing our refinancing, trading performance clearly shows that our businesses are benefiting from the Group's new financial stability. We remain on track to meet both our half- and full-year guidance.

"In terms of the product recall in Climate Controls, customer safety is our number one priority. We are currently erring on the side of caution with our quarantine and are working to rapidly identify and recall the relevant population of valves."

Investor Seminar
The Group is today holding a seminar on its Appliance Controls business at 2pm in the Cazenove Auditorium at 20 Moorgate, London EC2R 6DA. The seminar will be repeated for US investors on 7 October at 8.00am at the New York Palace Hotel in New York. All presentations from the seminar will be available on the Group website, invensys.com.

The next seminars will cover Process Systems in the week of 6 December 2004 and Rail Systems in the week of 28 February 2005. Details of these events will appear on our website in due course.

Contact:

Invensys plc	Victoria Scarth / Mike Davies	tel: +44 (0) 20 7821 3755
Maitland	Emma Burdett / Fiona Piper	tel: +44 (0) 20 7379 5151

Notes to Editors:

Product recall
The TS-11 valve is used to regulate the flow of gas in commercial cooking applications. It has been manufactured in high volumes for many years, during which time it has operated with an excellent safety record.

Following a change in the manufacturing process in February 2003, the recall is only expected to apply to units produced between that date and August 2004. Customers are being notified and filings made to the US Consumer Product Safety Commission, although the valve's applications are almost wholly commercial.

Certain valves in the 7000 Series - which regulate the flow of gas in a wide range of applications - from the same date bands are being quarantined pending completion of further testing by independent engineering specialists. To date, only a single report of an alleged failure in the field has been received.

Production of both valves has recommenced, using a revised process.

About Invensys
Invensys is a global automation, controls and process solutions Group. Our products, services, expertise and ongoing support enable intelligent systems to monitor and control processes in many different environments. The businesses within Invensys help customers in a variety of industries - including hydrocarbons, chemicals, oil and gas, power and utilities, rail, construction, environmental control, white goods, telecommunications, paper, food and beverage, dairy, pharmaceuticals and personal care - to perform with greater efficiency, safety and cost-effectiveness.

Process Systems provides products, services and solutions for the automation and optimisation of plant operation in the process industries, such as hydrocarbons (oil and gas), chemicals, power and utilities and metals and mining. Process

Systems technologies, including industry-leading brands such as Foxboro, Triconex, SimSci-Esscor and Wonderware, help to make plants function more efficiently and safely.

Process Systems occupies a top-three position in the DCS (Distributed Control System), safety, simulation and HMI (Human-Machine Interface - the software that represents plant information in a comprehensible form) markets; its products are installed in over 50,000 plants across the world.

Eurotherm is a leading global supplier of control, data and measurement solutions and services to industrial and process customers. Eurotherm helps many industries, including plastics, pharmaceuticals, food and beverage and glassmaking, to measure and control variables such as pressure and temperature and record vital data. Eurotherm's product range includes distributed process automation systems and machine control incorporating single and multi-loop control, operator displays, data management and graphic recorders.

APV's knowledge and expertise in the food, beverage, personal care, pharmaceutical and chemical industries has made it a leading supplier of process equipment, turnkey plant solutions and value-increasing services. With nearly 1,000 engineers and 700 sales personnel across 48 countries, APV delivers return on investment across the world and throughout plant life cycles.

Rail Systems is a multinational leader in the design, manufacture, supply, installation, commissioning and maintenance of safety-related rail signalling and control systems, as well as a complete range of rail signalling products. Working directly for rail authorities or with partners or contractors who provide other elements of a complete solution, Rail Systems businesses have established market-leading positions in the US, UK and Spain.

Climate Controls is a leading provider of the components, systems and services used across the world to make commercial and residential buildings safer, more comfortable and more efficient. With industry-recognised names such as Ranco, Eberle, Robertshaw and Firex, Climate Controls has significant presence in the heating, ventilation, air conditioning, commercial refrigeration and residential building alarms markets.

Appliance Controls provides electronic and electro-mechanical systems and components to appliance and related industries. These include motor controls, thermostats and design software for refrigerators and freezers, washing machines and dishwashers, water coolers and a wide variety of other appliances used in homes and businesses. With the broadest product offering worldwide, and a history of more than 100 years of innovation, Appliance Controls helps customers to meet consumer demand for reliable, stylish and energy-efficient appliances.

Invensys also currently owns two businesses, Lambda and Baker, which are identified for sale.

Lambda is a leading producer of standard and modified power supplies for the industrial automation, test and measurement and telecommunications markets.

Baker provides equipment, services and complete process solutions to the bakery, biscuit, confectionery and snack industries.

The Invensys Group is listed on the London Stock Exchange. With over 35,000 employees operating in 60 countries, Invensys helps customers to improve their performance and profitability, building value for end users and shareholders alike.

This information is provided by RNS

Regulatory News

SEC No 82 - 2142

REG-Invensys PLC Holding(s) in Company
17/09/2004

RNS Number:0672D
Invensys PLC
17 September 2004

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

Invensys plc

2) Name of shareholder having a major interest

Brandes Investment Partners, LLC

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

The registered holders of the shares in which Brandes Investment Partners, LLC
has an interest are approximately 645 custodian banks unaffiliated with Brandes

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

As above

5) Number of shares/amount of stock acquired

6) Percentage of issued class

7) Number of shares/amount of stock disposed

8) Percentage of issued class

9) Class of security

Ordinary shares of 1p each

10) Date of transaction

10 September 2004

11) Date company informed

17 September 2004

12) Total holding following this notification

1,024,618,340

13) Total percentage holding of issued class following this notification

18.02%

14) Any additional information

15) Name of contact and telephone number for queries

Victoria Scarth, Senior Vice President, Director - Group Marketing and Communications or Mike Davies, Head of Investor Relations 020 7821 3755

16) Name of company official responsible for making this notification

Emma Sullivan, Assistant Secretary

Date of notification: 17 September, 2004

This information is provided by RNS

Regulatory News

SEC No 82 - 2142

REG-Invensys PLC Director Shareholding
31/08/2004

RNS Number:4534C
Invensys PLC
31 August 2004

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Invensys plc

2. Name of director

Martin Jay

3. Please state whether notification indicates that it is in respect of holding
of the shareholder named in 2 above or in respect of a non-beneficial interest
or in the case of an individual holder if it is a holding of that person's
spouse or children under the age of 18 or in respect of a non-beneficial interest

Director named in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of
shares held by each of them (if notified)

Strand Nominees Limited

5. Please state whether notification relates to a person(s) connected with the
director named in 2 above and identify the connected person(s)

No

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Acquisition of shares

7. Number of shares / amount of stock acquired

33,333

8. Percentage of issued class

0.000586%

9. Number of shares/amount of stock disposed

-

10. Percentage of issued class

-

11. Class of security

Ordinary shares of 1p each

12. Price per share

14.98p

13. Date of transaction

31 August 2004

14. Date company informed

31 August 2004

15. Total holding following this notification

33,333

16. Total percentage holding of issued class following this notification

0.000586%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be
fixed at time of exercise

22. Total number of shares or debentures over which options held following this
notification

23. Any additional information

24. Name of contact and telephone number for queries

Victoria Scarth, Senior Vice President, Director - Group Marketing and Communications or Mike Davies, Head of Investor Relations 020 7821 3755

25. Name and signature of authorised company official responsible for making this notification

Emma Sullivan, Assistant Secretary

Date of Notification

31 August 2004

This information is provided by RNS

SEC No 82 - 2142

invensys®

Invensys plc
Invensys House
Carlisle Place
London, SW1P 1BX
UK

T +44 (0) 20 7834 3848
F +44 (0) 20 7834 3879
www.invensys.com

NEWS RELEASE
26 August 2004

2004/05 First Quarter Results
For the three months to 30 June 2004

Q1 key financial points

- Sales for retained[1] businesses at £611m (Q1 03/04: £653m), up 1% at CER[2]
- Operating profit[3] of retained businesses at £16m (Q1 03/04: £17m), up 14% at CER[2]
- Operating margin[3] of retained businesses maintained at 2.6% after corporate costs, despite impact of under-performance from APV
- Net debt reduced by £273m from 31 March to £713m, and other legacy liabilities, including pension deficits, reduced by £48m
- Free cash outflow £79m (Q1 2004: outflow £210m)
- Core Process Systems[4] orders up 14% at CER[2]

Chief Executive of Invensys, Rick Haythornthwaite, said:

"Most of our businesses are experiencing a continuing recovery in the US, together with strengthening activity in Asia, particularly China, and localised improvements in Europe. In Process Systems, we are both holding market share and gaining new customer relationships.

"Despite short-term issues in some of our businesses, we are increasingly confident that our growth and operational programmes are having the desired impact and should deliver an improving year-on-year trend in Group performance during the second half.

"Overall, our expectations for the Group in the current year remain unchanged."

__Contact:__

Invensys plc	Victoria Scarth / Mike Davies	tel:	+44 (0) 20 7821 3755
Maitland	Angus Maitland / Fiona Piper	tel:	+44 (0) 20 7379 5151

Financial Summary	Q1 04/05 £m	Q1 03/04 £m	FY 03/04 £m
Sales			
- **Retained businesses**	**611**	**653**	**2,728**
- Continuing[1] operations	685	720	3,027
- Discontinued[5] operations	104	271	864
- **Total Group**	**789**	**991**	**3,891**
Operating profit			
- **Retained businesses**	**16**	**17**	**193**
- Continuing operations	16	7	179
- Discontinued operations	(2)	8	38
- **Total Group**	**14**	**15**	**217**
Operating exceptional items	(14)	(31)	(236)
Goodwill			
- Goodwill amortisation	(9)	(18)	(53)
- Goodwill impairment	(27)	-	(25)
Disposals[6]			
- Profit/(loss) on sale/closure	168	(7)	283
- Goodwill on disposal/closure	(447)	(28)	(419)
Net interest payable	(36)	(21)	(112)
FRS 17 finance charges	(4)	(6)	(23)
Loss for financial period	(361)	(99)	(328)
(Loss)/earnings per share			
- Basic	(6.3)p	(2.8)p	(9.0)p
- Total Group before exceptional items, goodwill amortisation and goodwill impairment	(0.6)p	(0.5)p	1.2p

Notes:

1. *Continuing operations refers to retained businesses (Process Systems, Eurotherm, APV, Rail Systems, Climate Controls and Appliance Controls) and businesses for sale (principally Lambda and Baker)*
2. *At constant exchange rates*
3. *All references to operating profit and operating margin in this announcement are stated before exceptional items, goodwill amortisation and goodwill impairment*
4. *Excluding IMServ*
5. *Discontinued operations comprise Powerware, Hansen and Marcam in Q1 04/05 and additionally Metering Systems, Baan & Teccor in FY 03/04*
6. *Closures and disposals of businesses and sale of fixed assets*

Safe Harbor

This announcement contains certain statements that are forward-looking. These statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. Forward-looking statements are not guarantees of future performance. The Group's actual results of operations, financial condition and liquidity, and the development of the industries in which the Group operates, may differ materially from those made in or suggested by these statements and a number of factors could cause the results and developments to differ materially from those expressed or implied by these forward-looking statements.

Operations

Invensys' retained businesses achieved sales of £611 million, an increase of 1% at CER, and maintained an overall operating margin of 2.6% after corporate costs.

Process Systems

	Q1 04/05	Q1 03/04
Sales (£m)	169	169
Operating profit/(loss) (£m)	3	(8)
Operating margin (%)	1.8%	(4.7)%

Sales were up 9% at CER compared with Q1 last year, with growth across almost all regions but particularly China and South America. Product sales were strong, with recently introduced products beginning to contribute significantly to revenues and a healthy uplift in the instrumentation business. Comparative sales in North America were impacted by the winding down of a large long-term contract.

Process Systems achieved an operating profit of £3 million. This reversed a loss of £8 million last year which included a £5 million charge in respect of legacy accounting issues. The improvement in profitability was principally due to higher volumes, particularly through reinvigoration of the instrumentation business, and to increased efficiencies. These benefits more than offset the £3 million costs of the current 70-week process improvement programme.

In North America, opportunities in the power generation market are increasing and the upstream, oil and gas markets continue to improve. There are signs of economic recovery across EMEA, and upstream oil and gas remain buoyant, despite uncertainty in the Middle East. The power sector is showing considerable strength, fuelled by China's industrial expansion.

As a result, orders in the core Process Systems businesses (excluding IMServ) were 14% higher at CER (up 8% including IMServ), driven by continued growth in projects in EMEA and Asia Pacific, reinforced by the restoration of customer confidence following the Group's refinancing. Major orders in the quarter included the Jiangsu Zhenjiang Power Generation plant and SINOPEC, AGIP KCO and the Dakota Gasification Company. Product and instrumentation orders were also strong and ArchestrA sales, although still modest in the context of Process Systems, experienced a significant increase.

Industry analysts ARC's upcoming report for the calendar year 2003 will show that Process Systems essentially held market share during 2003. The report does not take account of Wonderware sales, which, if included, would show that we actually grew slightly against the market during the year.

Historically, the performance of Process Systems has displayed a strong bias toward the second and fourth quarters. Compared with last year, management expects the trading performance for the first half of the current year to show lower variability between the first and second quarters.

Eurotherm

	Q1 04/05	Q1 03/04
Sales (£m)	28	29
Operating profit (£m)	3	4
Operating margin (%)	10.7%	13.8%

Sales were 4% higher at CER, as increased sales in North America and Asia Pacific in particular were partially offset by lower sales in Europe.

Operating profit was flat at CER. The reduction in margin from 13.8% in Q1 03/04 to 10.7% was due mainly to a change in sales mix, with higher levels of sales in Asia Pacific and of systems, compared with last year. Operating margin was also reduced by the currency transactional impact of an increasing proportion of US dollar-denominated sales, while the majority of manufacturing continues to take place in sterling and euro-denominated regions.

Eurotherm's main markets in Europe remain mixed, with France and Germany weak. However, the North American recovery and strong growth in China and Korea drove orders 9% higher at CER. The business saw a shift to higher levels of project orders in the UK and Italy and an increased proportion of solutions orders overall.

Eurotherm's performance typically displays little quarter-by-quarter variation.

APV

	Q1 04/05	Q1 03/04
Sales (£m)	82	89
Operating (loss)/profit (£m)	(7)	5
Operating margin (%)	(8.5)%	5.6%

APV sales were 1% lower at CER, as higher sales in Asia Pacific failed to offset lower sales in North America. Sales in EMEA were down 2% at CER.

APV recorded an operating loss of £7 million for the quarter. This largely reflected issues in EMEA, particularly in the projects operations, where the margin was impacted by cost overruns, pricing pressure and volume reductions. In addition, a detailed review of operations in Europe uncovered inappropriate project accounting related to prior periods in France, amounting to £4 million, which has been taken within operating profit.

Markets in Asia Pacific remain buoyant and the Americas continue to recover. However, orders were 8% lower at CER, as these increases were more than offset by significantly lower order levels in EMEA.

The underlying performance of APV usually displays a strong bias toward the second and fourth quarters. However, the present trends in the business and the costs of the performance improvement programme make it unlikely that APV will show an improving trend until later in the financial year.

Rail Systems

	Q1 04/05	Q1 03/04
Sales (£m)	104	117
Operating profit (£m)	13	14
Operating margin (%)	12.5%	12.0%

Sales were 6% lower at CER, as a moderate growth in core signalling sales was more than offset by a fall in North American logistics sales following the termination of a large railroad contract in Q3 03/04.

Operating profit was in line with Q1 03/04 at CER, despite lower sales and the effects of substantially increased costs for bonds, insurance and UK pensions. This was due to margin improvements in specific contracts, a beneficial sales mix and tight ongoing cost control.

Market conditions in the core markets of UK, Spain and the US remain difficult in the short term. The UK Government's rail review and the reorganisation of Network Rail are delaying the placement of contracts for large signalling renewals. In the US, orders for rail crossing renewals and transit signalling continue to be constrained by the delay in the passage of the Transportation Bill due to the upcoming US presidential election. In Spain, market prospects remain strong despite a temporary slow-down in the placement of orders following the election of the new government.

Excluding the London Underground PPP, order intake was 18% lower at CER compared with last year, which had included major orders for US transit and Spanish mainline. A strong order book with good order cover for the current year in Dimetronic contrasts against a weakening order book in Westinghouse UK. Significant orders received in the period include a £20 million signalling contract in Indonesia and smaller orders totalling £10 million for the supply of interlocking and train control equipment for Madrid Metro and Barcelona Metro.

Prospects over the longer term remain positive, but the outcome of continued order delays and weakening near-term order books in the UK and US will determine trading patterns for the remainder of the year. Management actions are under way to mitigate the effects on short-term performance while maintaining our ability to respond to the eventual release of orders in the UK and US markets.

Climate Controls

	Q1 04/05	Q1 03/04
Sales (£m)	141	159
Operating profit (£m)	7	12
Operating margin (%)	5.0%	7.5%

Sales were 4% lower at CER, primarily due to the continued exit from low-margin contracting businesses in building management and to the loss of certain contracts in the prior year, when Climate Controls was still marked for disposal.

Operating profit was £4 million lower at CER. Improved performance in Building Management was offset by larger losses in Ranco Japan, increases in metal prices and other costs, and the impact of lower volumes relating to the prior year contract losses noted above. Margins at Ranco are expected to recover during the second half of the year, as Chinese sourcing of reversing valves increases. In addition, the Residential Safety business has started to rebuild its large retail presence, lost during late FY 03/04.

Market conditions remain broadly positive, with North America demonstrating strong demand for cooling products (including reversing valves), Europe showing some recovery and Asia Pacific remaining strong but highly competitive.

Orders were 8% lower at CER, again mainly due to the exit from the North American contracting business, a process that is now largely complete. The product-based businesses showed good order growth in the Americas and Europe, particularly Heating and Cooling.

The business historically experiences relatively weaker first and third quarters for seasonal reasons.

Appliance Controls

	Q1 04/05	Q1 03/04
Sales (£m)	87	90
Operating profit (£m)	11	11
Operating margin (%)	12.6%	12.2%

Sales of £87 million were 5% higher at CER compared with last year, due to strong growth in Europe and South America.

Operating profit at £11 million was up 10% at CER and operating margin improved to 12.6% (Q1 03/04: 12.2%). All regions achieved solid profit performance, despite the impact of higher material and insurance costs.

Conditions in Appliance's core markets are mixed. Europe remains good, although the recovery in North American markets is showing some signs of moderating. South America continues to experience a strong increase in demand for white goods, both domestically and for export markets. In Asia Pacific, trading varies by country.

Overall, orders rose 17% at CER, due to continuing higher levels of retail demand and the receipt of long-term orders in several regions.

As a business that has a relatively short supply chain, Appliance Controls is more likely to be affected by customer order patterns, although it exhibits some seasonal bias toward the second and fourth quarters.

Businesses for sale

	Q1 04/05	Q1 03/04
Sales (£m)	74	67
Operating profit/(loss) (£m)	-	(10)
Operating margin (%)	0.0%	(14.9)%

Trading operations principally relate to Lambda and Baker.

Combined sales were up 16% at CER and the businesses achieved break-even operating performance as Lambda continued to show recovery in most regions due to general market strength for semiconductors and for factory automation plants. Baker's sales were also ahead of last year and its operating loss was reduced. The improved results also reflect the elimination of certain central overhead costs associated with the previous management structure.

Since the period end, we have announced the sale of the APV Baker Goldsboro operation to Turkington Industries.

Corporate costs

Corporate costs during the quarter were £14 million, down from £21 million last year and stable with Q4 03/04 (£14 million). This level of costs is expected to reduce further toward the end of the current year, in line with plans.

Management changes

During the quarter, Ulf Henriksson joined Invensys as Chief Operating Officer and was elected to the Board by the shareholders at the Annual General Meeting in July. Previously, Ulf held senior management positions at Eaton Corporation, Honeywell and Allied Signal.

Haluk Durudogan has been appointed President of APV. Haluk has held senior management positions at McDonnell Douglas, Honeywell and, most recently, GKN.

Financial summary

Sales of £611 million (Q1 03/04: £653 million) from retained businesses were 1% higher at CER. Group sales at £789 million (Q1 03/04: £991 million) were down 20%, mainly as a result of business disposals in the prior year. In addition, weakness in both the US dollar and the euro resulted in a negative currency translation impact of £58 million.

Operating profit for retained businesses decreased from £17 million to £16 million, impacted by a negative currency translation impact of £3 million. Group operating profit fell 7% to £14 million (Q1 03/04: £15 million).

The Group has recorded a loss of £361 million compared with the loss of £99 million in Q1 03/04, primarily reflecting £318 million of goodwill that had been previously eliminated against reserves on acquisition (Q1 03/04: £nil) and therefore has no impact on shareholders' funds.

Basic loss per share was 6.3p (Q1 03/04: loss 2.8p). Loss per share before exceptional items, goodwill amortisation and goodwill impairment was 0.6p (Q1 03/04: loss 0.5p).

Operating exceptional items, goodwill amortisation and goodwill impairment

Operating exceptional items relate to costs for the restructuring programme within the Group and transition costs. Restructuring costs were £10 million (Q1 03/04: £31 million) and transition costs were £4 million (Q1 03/04: £nil). Restructuring costs represented 1.3% of sales for the quarter but over the course of the year are expected to rise to around 2% as indicated at the time of the full year results. Goodwill amortisation fell to £9 million (Q1 03/04: £18 million) reflecting the disposal of several businesses in the prior year.

Following advice from a major customer that their contract with IMServ will not be renewed, a goodwill impairment charge of £27 million has been recorded. This represents the remaining capitalised goodwill relating to the original Meterpoint acquisition.

Corporate exceptional items

The sale of non-core businesses and assets included the disposals of Powerware, Hansen and Marcam, a small, loss-making operation of Process Systems, and resulted in a total loss from corporate exceptional items of £279 million (Q1 03/04: £3 million). Gross consideration was £400 million. This included gross proceeds from the sale of Powerware (£307 million), Hansen (£80 million) and Marcam (£11 million). These transactions resulted in a profit on net assets disposed of £166 million, settlement and curtailment credits under FRS 17 of £2 million and a write-off of associated goodwill of £447 million (of which £318 million had been previously eliminated against reserves on acquisition).

Net interest expense and taxation

The net interest expense for the quarter increased to £36 million (Q1 03/04: £21 million). The charge includes a £5 million write-off of fees on the early termination of Term Loan facility A and £2 million amortisation of financing fees relating to the debt refinancing completed in March 2004.

The tax charge for the quarter was £5 million (Q1 03/04 loss: £3 million). The tax charge for the quarter is based on an allocation of the estimated tax charge for the full year. No tax relief has been attributed to restructuring and corporate exceptionals.

Cash flow

Total free cash outflow of £79 million (Q1 03/04: outflow of £210 million) comprised payments totalling £50 million in respect of legacy liabilities and an operating free cash outflow of £29 million. The latter outflow included an adverse working capital movement of £22 million, mostly due to higher levels of trade working capital (primarily further normalisation of supplier payments). Net capital expenditure rose to £16 million (Q1 03/04: £14 million).

The legacy payments included £28 million of pension payments, £16 million of transition costs, £5 million of litigation settlements and £1 million of legacy tax settlements.

Net disposal proceeds for the quarter were £395 million.

Indebtedness and financing

Net debt was reduced at 30 June to £713 million (31 March 2004: £986 million), predominantly due to the receipt of sale proceeds from business disposals.

As at 30 June 2004, specific credit facilities arranged in February and March have been cancelled in amounts totalling £334 million, mainly following the receipt of disposal proceeds. Since the period end, the Term Loan A facility has been fully cancelled.

In addition, since 30 June 2004, a tender for the repurchase of $7^{1/8}$% Notes maturing January 2007 has been completed, resulting in the cancellation of Notes amounting to £84 million, leaving £54 million outstanding. This repurchase was made from disposal proceeds.

Pensions and other legacy liabilities

The Group's results include a service cost charge to operating profit of £13 million (Q1 03/04: £12 million) and other finance charges under FRS 17 of £4 million (Q1 03/04: £6 million). Settlement and curtailment credits were £2 million (Q1 03/04: £nil). Pension liabilities have not been actuarially assessed at the end of June, the next valuation update being at 30 September 2004. Since March, the pension liability has reduced by £24 million, mainly as a result of contributions to the US Pension Plan. Pursuant to our agreement with the Pensions Benefit Guarantee Corporation, during the quarter we made accelerated contributions of £14 million and further payments of £12 million as a result of disposals.

Other legacy liabilities reduced by £24 million during the quarter, including £16 million of planned spend against transition costs, as a number of smaller settlements were concluded and liabilities were divested with the disposal of businesses in the period.

Outlook

Most of our businesses are experiencing a continuing recovery in the US, together with strengthening activity in Asia, particularly China, and localised improvements in Europe.

However, it is important to bear in mind that we are only three months into the financial year and macro-economic uncertainties remain. Despite issues around APV, short-term order delays in Rail Systems and materials price increases, we are increasingly confident_that our growth and operational programmes are having the desired impact and should deliver an improving year-on-year trend in Group performance during the second half.

Overall, our expectations for the Group in the current year remain unchanged.

END

Notes to Editors:

About Invensys

Invensys is a global automation, controls and process solutions Group. Our products, services, expertise and ongoing support enable intelligent systems to monitor and control processes in many different environments. The businesses within Invensys help customers in a variety of industries - including hydrocarbons, chemicals, oil and gas, power and utilities, rail, construction, environmental control, white goods, telecommunications, paper, food and beverage, dairy, pharmaceuticals and personal care - to perform with greater efficiency, safety and cost-effectiveness.

Process Systems provides products, services and solutions for the automation and optimisation of plant operation in the process industries, such as hydrocarbons (oil and gas), chemicals, power and utilities and metals and mining. Process Systems technologies, including industry-leading brands such as Foxboro, Triconex, SimSci-Esscor and Wonderware, help to make plants function more efficiently and safely.

Process Systems occupies a top-three position in the DCS (Distributed Control System), safety, simulation and HMI (Human-Machine Interface – the software that represents plant information in a comprehensible form) markets; its products are installed in over 50,000 plants across the world.

Eurotherm is a leading global supplier of control, data and measurement solutions and services to industrial and process customers. Eurotherm helps many industries, including plastics, pharmaceuticals, food and beverage and glassmaking, to measure and control variables such as pressure and temperature and record vital data. Eurotherm's product range includes distributed process automation systems and machine control incorporating single and multi-loop control, operator displays, data management and graphic recorders.

APV's knowledge and expertise in the food, beverage, personal care, pharmaceutical and chemical industries has made it a leading supplier of process equipment, turnkey plant solutions and value-increasing services. With nearly 1,000 engineers and 700 sales personnel across 48 countries, APV delivers return on investment across the world and throughout plant life cycles.

Rail Systems is a multinational leader in the design, manufacture, supply, installation, commissioning and maintenance of safety-related rail signalling and control systems, as well as a complete range of rail signalling products. Working directly for rail authorities or with partners or contractors who provide other elements of a complete solution, Rail Systems businesses have established market-leading positions in the US, UK and Spain.

Climate Controls is a leading provider of the components, systems and services used across the world to make commercial and residential buildings safer, more comfortable and more efficient. With industry-recognised names such as Ranco, Eberle, Robertshaw and Firex, Climate Controls has significant presence in the heating, ventilation, air conditioning, commercial refrigeration and residential building alarms markets.

Appliance Controls provides electronic and electro-mechanical systems and components to appliance and related industries. These include motor controls, thermostats and design software for refrigerators and freezers, washing machines and dishwashers, water coolers and a wide variety of other appliances used in homes and businesses. With the broadest product offering worldwide, and a history of more than 100 years of innovation, Appliance Controls helps customers to meet consumer demand for reliable, stylish and energy-efficient appliances.

Invensys also currently owns two businesses, Lambda and Baker, which are identified for sale.

Lambda is a leading producer of standard and modified power supplies for the industrial automation, test and measurement and telecommunications markets.

Baker provides equipment, services and complete process solutions to the bakery, biscuit, confectionery and snack industries.

The Invensys Group is listed on the London Stock Exchange. With over 35,000 employees operating in 60 countries, Invensys helps customers to improve their performance and profitability, building value for end users and shareholders alike.

Invensys plc
For the three months ended 30 June 2004

Consolidated profit and loss account (unaudited)

	Notes	Three months ended 30 June 2004 £m	Three months ended 30 June 2003 £m	Year ended 31 March 2004 £m
Turnover				
Continuing operations		685	720	3,027
Discontinued operations		104	271	864
	1	789	991	3,891
Operating profit before exceptional items, goodwill amortisation and goodwill impairment				
Continuing operations		16	7	179
Discontinued operations		(2)	8	38
	1	14	15	217
Operating exceptional items				
Restructuring costs	2	(10)	(31)	(76)
Transition costs	2	(4)	–	(98)
Refinancing costs	2	–	–	(14)
Fixed asset impairment	2	–	–	(48)
		(14)	(31)	(236)
Operating loss before goodwill amortisation and goodwill impairment		–	(16)	(19)
Goodwill amortisation	1	(9)	(18)	(53)
Goodwill impairment	2	(27)	–	(25)
Total operating loss		(36)	(34)	(97)
Continuing operations	2	(32)	(24)	(74)
Discontinued operations	2	(4)	(10)	(23)
Total operating loss	2	(36)	(34)	(97)
Corporate exceptional items				
Costs of closure		–	(31)	(32)
Loss on sale of fixed assets		–	(1)	(8)
Loss on disposal of operations	3	(279)	(3)	(96)
Loss on ordinary activities before interest and taxation	1	(315)	(69)	(233)
Net interest payable and similar charges		(36)	(21)	(112)
Other finance charges - FRS 17		(4)	(6)	(23)
Loss on ordinary activities before taxation		(355)	(96)	(368)
Taxation on loss on ordinary activities	4	(5)	(3)	35
Loss on ordinary activities after taxation		(360)	(99)	(333)
Minority interests - equity		(1)	–	5
Retained loss for the period		(361)	(99)	(328)
Loss per share (basic and diluted)	5	(6.3) p	(2.8) p	(9.0) p
(Loss)/earnings per share (total Group before exceptional items, goodwill amortisation and goodwill impairment)	5	(0.6) p	(0.5) p	1.2 p
Average exchange rates for the period				
US$ to £1		1.82	1.63	1.69
Euro to £1		1.50	1.42	1.44
Yen to £1		196.78	193.44	190.81

The results for the period have been translated into sterling at the appropriate average exchange rates.

Invensys plc
At 30 June 2004

Consolidated balance sheet (unaudited)

	Notes	30 June 2004 £m	30 June 2003 £m	31 March 2004 £m
Fixed assets				
Intangible assets - goodwill		313	715	478
Tangible assets		522	847	660
Investments in associated undertakings		1	6	1
Other investments		16	26	16
		852	1,594	1,155
Current assets				
Stocks		307	492	376
Debtors: amounts falling due within one year		923	1,065	1,043
Debtors: amounts falling due after more than one year		37	122	38
Investments		19	31	20
Cash and short-term deposits	6	975	394	566
		2,261	2,104	2,043
Creditors: amounts falling due within one year				
Short-term borrowings		(77)	(162)	(58)
Other creditors		(962)	(1,321)	(1,065)
		(1,039)	(1,483)	(1,123)
Net current assets		1,222	621	920
Total assets less current liabilities		2,074	2,215	2,075
Creditors: amounts falling due after more than one year				
Long-term borrowings		(1,611)	(1,978)	(1,494)
Other creditors		(14)	(21)	(23)
		(1,625)	(1,999)	(1,517)
Provisions for liabilities and charges		(238)	(310)	(256)
Net assets/(liabilities) excluding pension liability		211	(94)	302
Pension liability		(582)	(881)	(606)
	1	(371)	(975)	(304)
Capital and reserves				
Called up share capital		897	875	897
Share premium account		440	15	440
Capital redemption reserve		83	83	83
Capital reserve		2,818	2,128	2,509
Profit and loss account		(4,770)	(4,255)	(4,398)
Shareholders' deficit – equity		(532)	(1,154)	(469)
Minority interests – including non-equity		161	179	165
		(371)	(975)	(304)
Period end exchange rates				
US$ to £1		1.81	1.65	1.84
Euro to £1		1.49	1.44	1.50
Yen to £1		197.88	197.39	191.20

The balance sheet has been translated into sterling at appropriate period end exchange rates.

Invensys plc
For the three months ended 30 June 2004

Consolidated cash flow statement (unaudited)

	Notes	Three months ended 30 June 2004 £m	Three months ended 30 June 2003 £m	Year ended 31 March 2004 £m
Net cash outflow from operating activities	6	(50)	(171)	(207)
Returns on investments and servicing of finance	6	(9)	(23)	(121)
Taxation	6	(13)	(5)	(73)
Capital expenditure and financial investment	6	(16)	(14)	(115)
Acquisitions and disposals	6	377	(25)	486
Cash inflow/(outflow) before use of liquid resources and financing		289	(238)	(30)
Management of liquid resources	6	(103)	(20)	(43)
Financing				
Issue of ordinary shares	6	–	–	448
Increase/(decrease) in debt	6	103	254	(165)
Increase/(decrease) in cash in period		289	(4)	210

Reconciliation of net cash flow to movement in net debt (unaudited)

	Notes	Three months ended 30 June 2004 £m	Three months ended 30 June 2003 £m	Year ended 31 March 2004 £m
Increase/(decrease) in cash in period		289	(4)	210
Cash (inflow)/outflow from (increase)/decrease in debt	6	(103)	(254)	165
Cash outflow from increase in liquid resources	6	103	20	43
Change in net debt resulting from cash flows		289	(238)	418
Transfer of facility costs to prepayments		–	–	(25)
Exchange movements	6	(16)	48	177
Movement in net debt in period		273	(190)	570
Net debt at beginning of period	6	(986)	(1,556)	(1,556)
Net debt at end of period	6	(713)	(1,746)	(986)

Consolidated statement of total recognised gains and losses (unaudited)

	Three months ended 30 June 2004 £m	Three months ended 30 June 2003 £m	Year ended 31 March 2004 £m
Loss for the period	(361)	(99)	(328)
Currency translation differences on foreign currency net investments, net of tax	(21)	27	79
Actuarial gain recognised on pension schemes	–	–	169
Total recognised losses in the the period	(382)	(72)	(80)
Prior year adjustment - FRS 17	–	(984)	(984)
Prior year adjustment - FRS 5	–	(23)	(23)
Total recognised losses relating to the period	(382)	(1,079)	(1,087)

Reconciliation of movements in consolidated shareholders' deficit (unaudited)

	Three months ended 30 June 2004 £m	Three months ended 30 June 2003 £m	Year ended 31 March 2004 £m
Loss for the period	(361)	(99)	(328)
Currency translation differences on foreign currency net investments, net of tax	(21)	27	79
Share capital issued, including options	–	–	447
Unvested, restricted shares (UITF 17)	1	–	3
Actuarial gain recognised on pension schemes	–	–	169
Goodwill written back on disposals and closures	318	28	271
Net (increase)/decrease in shareholders' deficit for the period	(63)	(44)	641
Opening shareholders' deficit (previously reported)	(469)	(103)	(103)
Prior year adjustment - FRS 17	–	(984)	(984)
Prior year adjustment - FRS 5	–	(23)	(23)
Opening shareholders' deficit (restated)	(469)	(1,110)	(1,110)
Closing shareholders' deficit	(532)	(1,154)	(469)

Invensys plc

For the three months ended 30 June 2004

Notes (unaudited)

1 Segmental analysis

	Turnover Q1 2004/05 £m	Turnover Q1 2003/04 £m	Turnover Yr 2003/04 £m	Operating profit * Q1 2004/05 £m	Operating profit * Q1 2003/04 £m	Operating profit * Yr 2003/04 £m	Net operating assets Q1 2004/05 £m	Net operating assets Q1 2003/04 £m	Net operating assets Yr 2003/04 £m
Business									
Process Systems	169	169	754	3	(8)	35	235	264	228
Eurotherm	28	29	122	3	4	17	28	36	27
APV	82	89	387	(7)	5	18	93	70	80
Rail Systems	104	117	442	13	14	62	44	65	45
Climate Controls	141	159	647	7	12	73	280	352	273
Appliance Controls	87	90	376	11	11	54	182	219	173
Businesses for sale	74	67	299	-	(10)	(14)	134	124	140
Corporate costs	-	-	-	(14)	(21)	(66)	(221)	(147)	(158)
Continuing operations	685	720	3,027	16	7	179	775	983	808
Discontinued operations	104	271	864	(2)	8	38	-	308	189
	789	991	3,891	14	15	217	775	1,291	997
Operating exceptional items				(14)	(31)	(236)			
Goodwill amortisation				(9)	(18)	(53)			
Goodwill impairment				(27)	-	(25)			
Corporate exceptional items				(279)	(35)	(136)			
Loss on ordinary activities before interest and taxation				(315)	(69)	(233)			
Geographical analysis by origin									
United Kingdom	112	101	442	4	8	40	78	58	80
Rest of Europe	183	176	787	8	11	75	285	196	258
North America	253	313	1,221	13	12	104	341	516	338
South America	15	14	62	1	-	7	16	24	17
Asia Pacific	108	104	462	4	(3)	16	265	322	260
Africa and Middle East	14	12	53	-	-	3	11	14	13
Corporate costs	-	-	-	(14)	(21)	(66)	(221)	(147)	(158)
Continuing operations	685	720	3,027	16	7	179	775	983	808
Discontinued operations	104	271	864	(2)	8	38	-	308	189
	789	991	3,891	14	15	217	775	1,291	997
Operating exceptional items				(14)	(31)	(236)			
Goodwill amortisation				(9)	(18)	(53)			
Goodwill impairment				(27)	-	(25)			
Corporate exceptional items				(279)	(35)	(136)			
Loss on ordinary activities before interest and taxation				(315)	(69)	(233)			
Borrowings							(1,688)	(2,140)	(1,552)
Cash and short-term deposits							975	394	566
Deferred tax							5	(67)	(6)
Taxation							(169)	(287)	(181)
Goodwill							313	715	478
Pension liability							(582)	(881)	(606)
Net liabilities per consolidated balance sheet							(371)	(975)	(304)
Geographical analysis of turnover by destination									
United Kingdom	97	94	396						
Rest of Europe	187	180	800						
North America	252	300	1,167						
South America	18	15	78						
Asia Pacific	111	112	502						
Africa and Middle East	20	19	84						
Continuing operations	685	720	3,027						
Discontinued operations	104	271	864						
	789	991	3,891						

* Before exceptional items, goodwill amortisation and goodwill impairment.

Invensys plc
For the three months ended 30 June 2004

Notes (unaudited)

1 Segmental analysis (continued)

Geographical analysis by origin for discontinued operations

	Turnover Q1 2004/05 £m	Turnover Q1 2003/04 £m	Turnover Yr 2003/04 £m	Operating profit * Q1 2004/05 £m *	Operating profit * Q1 2003/04 £m	Operating profit * Yr 2003/04 £m	Net operating assets Q1 2004/05 £m	Net operating assets Q1 2003/04 £m	Net operating assets Yr 2003/04 £m
United Kingdom	9	13	48	3	10	17	–	(14)	3
Rest of Europe	38	72	223	–	(8)	(10)	–	28	119
North America	40	149	452	(4)	7	37	–	206	30
South America	4	6	24	(1)	–	(7)	–	36	14
Asia Pacific	12	28	106	–	(1)	–	–	48	21
Africa and Middle East	1	3	11	–	–	1	–	4	2
	104	271	864	(2)	8	38	–	308	189

The analysis of turnover by destination for discontinued operations is not materially different from the analysis of turnover by origin shown above.

* Before exceptional items, goodwill amortisation and goodwill impairment.

Analysis of operating exceptional items, goodwill amortisation and net book value of goodwill

	Operating exceptional items Q1 2004/05 £m	Operating exceptional items Q1 2003/04 £m	Operating exceptional items Yr 2003/04 £m	Goodwill amortisation Q1 2004/05 £m	Goodwill amortisation Q1 2003/04 £m	Goodwill amortisation Yr 2003/04 £m	Net book value of goodwill Q1 2004/05 £m	Net book value of goodwill Q1 2003/04 £m	Net book value of goodwill Yr 2003/04 £m
Business									
Process Systems	1	3	14	3	4	14	97	158	126
Eurotherm	–	–	1	2	2	8	105	119	107
APV	2	2	4	–	–	–	7	7	7
Rail Systems	–	–	1	–	–	–	1	1	1
Climate Controls	5	3	25	–	–	2	22	25	22
Appliance Controls	–	3	7	–	–	–	–	–	–
Businesses for sale	2	9	14	2	2	6	81	89	84
Corporate costs	4	3	155	–	–	–	–	–	–
Continuing operations	14	23	221	7	8	30	313	399	347
Discontinued operations	–	8	15	2	10	23	–	316	131
	14	31	236	9	18	53	313	715	478

2 Total operating loss

	Continuing operations Q1 2004/05 £m	Continuing operations Q1 2003/04 £m	Continuing operations Yr 2003/04 £m	Discontinued operations Q1 2004/05 £m	Discontinued operations Q1 2003/04 £m	Discontinued operations Yr 2003/04 £m	Total Q1 2004/05 £m	Total Q1 2003/04 £m	Total Yr 2003/04 £m
Turnover	685	720	3,027	104	271	864	789	991	3,891
Cost of sales	(522)	(543)	(2,231)	(82)	(202)	(658)	(604)	(745)	(2,889)
Gross profit	163	177	796	22	69	206	185	246	1,002
Distribution costs	(5)	(7)	(24)	(1)	(1)	(5)	(6)	(8)	(29)
Administrative costs	(142)	(163)	(593)	(23)	(60)	(163)	(165)	(223)	(756)
Operating profit/(loss) *	16	7	179	(2)	8	38	14	15	217
Operating exceptional items	(14)	(23)	(221)	–	(8)	(15)	(14)	(31)	(236)
Goodwill amortisation	(7)	(8)	(30)	(2)	(10)	(23)	(9)	(18)	(53)
Goodwill impairment	(27)	–	(2)	–	–	(23)	(27)	–	(25)
Total operating loss	(32)	(24)	(74)	(4)	(10)	(23)	(36)	(34)	(97)

* Before exceptional items, goodwill amortisation and goodwill impairment.

The total restructuring costs of £10 million (Q1 2003/04: £31 million; Yr 2003/04: £76 million) together with transition costs of £4 million (Q1 2003/04: £nil; Yr 2003/04: £98 million) and refinancing costs of £nil (Q1 2003/04: £nil; Yr 2003/04: £14 million), goodwill amortisation of £9 million (Q1 2003/04: £18 million; Yr 2003/04: £53 million) plus goodwill impairment of £27 million (Q1 2003/04: £nil; Yr 2003/04: £25 million) and fixed asset impairment of £nil (Q1 2003/04: £nil; Yr 2003/04: £48 million) are classified as administrative costs, which therefore total £215 million (Q1 2003/04: £272 million; Yr 2003/04: £1,070 million).

Goodwill impairment of £27 million (Q1 2003/04: £nil; Yr 2003/04: £25 million) relates wholly to the Process Systems business.

Notes (unaudited)

3 Loss on disposal of operations

The Group has recorded corporate exceptional items in relation to the loss on disposal of operations of £279 million (Q1 2003/04: £3 million; Yr 2003/04: £96 million). This comprises a profit on assets divested of £166 million (Q1 2003/04: loss of £3 million; Yr 2003/04: £286 million), a charge of associated goodwill of £447 million (Q1 2003/04: £nil; Yr 2003/04: £391 million), and a £2 million credit in relation to settlements and curtailments on pension schemes (Q1 2003/04: £nil; Yr 2003/04: £9 million).

4 Taxation on loss on ordinary activities

	Three months ended 30 June 2004 £m	Three months ended 30 June 2003 £m	Year ended 31 March 2004 £m
Taxation on ordinary activities	(5)	(5)	(41)
Adjustments in respect of prior years	–	–	65
Deferred tax	–	2	12
Tax on corporate exceptionals	–	–	(1)
	(5)	(3)	35

5 (Loss)/earnings per share

		Three months ended 30 June 2004	Three months ended 30 June 2003	Year ended 31 March 2004
(Loss)/earnings per share (pence)				
	Basic	(6.3) p	(2.8) p	(9.0) p
	Total Group*	(0.6) p	(0.5) p	1.2 p
	Diluted	(6.3) p	(2.8) p	(9.0) p
Average number of shares (million)				
	Basic	5,687	3,500	3,661
(Loss)/earnings (£m)				
	Basic	(361)	(99)	(328)
	Total Group			
	Operating profit*	14	15	217
	Net interest payable	(36)	(21)	(112)
	Other finance charges - FRS 17	(4)	(6)	(23)
	Operating profit less finance costs	(26)	(12)	82
	Tax on operating profit less finance costs	(5)	(5)	(44)
	Minority interests	(1)	–	5
		(32)	(17)	43

* Before exceptional items, goodwill amortisation and goodwill impairment.

The basic loss per share has been calculated using 5,687 million shares (Q1 2003/04: 3,500 million; Yr 2003/04: 3,661 million), being the weighted average number of shares in issue during the year and the loss after taxation and minority interests of £361 million (Q1 2003/04: £99 million; Yr 2003/04: £328 million).

Loss/earnings per share is also calculated by reference to earnings for the total Group, before exceptional items, goodwill amortisation and goodwill impairment with an underlying tax charge of £5 million (Q1 2003/04: £5 million; Yr 2003/04: £44 million), since the directors consider that this gives a useful additional indication of underlying performance.

The diluted loss per share has been calculated in accordance with Financial Reporting Standard No 14: Earnings per share (FRS 14) without reference to adjustments in respect of certain share options which are considered to be anti-dilutive.

Invensys plc
For the three months ended 30 June 2004

Notes (unaudited)

6 Cash flow statement

	Three months ended 30 June 2004 £m	Three months ended 30 June 2003 £m	Year ended 31 March 2004 £m
Reconciliation of operating loss before interest and tax to net cash outflow from operating activities			
Total operating loss	(36)	(34)	(97)
Depreciation charge	22	31	110
Provision for impairment charged to operating profit	27	–	73
Amortisation of goodwill	9	18	53
Cash costs of closures	–	(3)	(3)
(Increase)/decrease in stocks	(15)	(12)	10
Decrease/(increase) in debtors	7	(49)	(179)
Decrease in creditors and provisions	(36)	(127)	(43)
Movement in pensions	(28)	5	(131)
Net cash outflow from operating activities	(50)	(171)	(207)
Analysis of cash flows for headings netted in the cash flow statement			
Returns on investments and servicing of finance			
Interest received	3	5	13
Interest paid	(12)	(28)	(132)
Dividends paid to minority interests	–	–	(2)
Net cash outflow for returns on investments and servicing of finance	(9)	(23)	(121)
Taxation			
UK corporation tax paid	–	(1)	(9)
Overseas tax paid	(13)	(4)	(64)
Net cash outflow for tax paid	(13)	(5)	(73)
Capital expenditure and financial investment			
Purchase of tangible fixed assets	(16)	(17)	(126)
Sale of tangible fixed assets	–	1	4
Sale of trade investments	–	2	7
Net cash outflow for capital expenditure and financial investment	(16)	(14)	(115)
Acquisitions and disposals			
Purchase of subsidiary undertakings	–	–	(2)
Sale of subsidiary undertakings*	395	(25)	497
Net cash disposed of on sale of subsidiary undertakings	(18)	–	(10)
Sale of associated undertakings	–	–	2
Purchase of minority interests	–	–	(1)
Net cash inflow/(outflow) for acquisitions and disposals	377	(25)	486
Management of liquid resources			
Short-term deposits made	(103)	(20)	(43)
Net cash outflow from management of liquid resources	(103)	(20)	(43)
Financing			
Issue of ordinary share capital	–	–	470
Share issue expenses	–	–	(22)
Cash inflow from issue of ordinary shares	–	–	448
Debt due within one year			
Increase in short-term borrowings	2	73	231
Repayment of short-term borrowings	–	(62)	(322)
Debt due beyond one year			
Increase in long-term borrowings	101	243	1,215
Repayment of long-term borrowings	–	–	(1,288)
Capital element of finance lease repayments	–	–	(1)
	103	254	(165)
Net cash inflow from financing	103	254	283

* In the three months ended 30 June 2004, the disposal proceeds received comprised cash of £411 million less £16 million of other directly related cash costs, including advisor and professional fees.

Invensys plc

For the three months ended 30 June 2004

Notes (unaudited)

6 Cash flow statement (continued)

Analysis of changes to net debt

	At 1 April 2004 £m	Cash flow £m	Exchange movement £m	At 30 June 2004 £m
Cash at bank and in hand	409	306	2	717
Overdrafts	(4)	(17)		(21)
		289		
Debt due within one year	(53)	(2)	–	(55)
Debt due after one year	(1,492)	(101)	(16)	(1,609)
Finance leases	(3)	–	–	(3)
		(103)		
Short-term deposits	157	103	(2)	258
Total	(986)	289	(16)	(713)
Cash at bank and in hand	409			717
Short-term deposits	157			258
Cash and short-term deposits	566			975

7 Financial statements

This unaudited results statement was approved by a duly appointed and authorised committee of the Board of Directors on 25 August 2004. This statement does not comprise the statutory accounts of the Group, as defined in section 240 of the Companies Act 1985.

The financial information for the three months ended 30 June 2004 has been prepared on the same basis of accounting as for the year ended 31 March 2004. The financial information is unaudited. The statutory accounts of Invensys plc for the year ended 31 March 2004 have been delivered to the Registrar of Companies. The auditors, Ernst & Young LLP, reported on those accounts and their report was unqualified and did not contain a statement under section 237(2) or (3) of the Companies Act 1985.

Regulatory News

SEC No 82 - 2142

REG-Invensys PLC Disposal
09/08/2004

RNS Number:7546B
Invensys PLC
09 August 2004

Turkington Industries agrees to purchase APV Baker's Goldsboro, NC operation

Invensys has agreed to sell APV Baker Goldsboro, its North Carolina bread and bun equipment operation, to Turkington Industries, for a total consideration in
excess of $10 million. In the financial year 2003/04, the Goldsboro business recorded sales of $34 million.

A binding agreement has been signed and it is expected that completion will take
place by the end of the month. The buyer's newly-formed company will trade initially as Turkingtons APV USA.

Other elements of the APV Baker business - including operations in Grand Rapids,
Michigan and Peterborough, UK - are not included in this transaction and will remain part of Invensys until further notice. APV Baker is an acknowledged leader in the supply of unit machines and process systems for the confectionery,
bakery, biscuit, snack and breakfast cereal sectors.

For more information please contact:

Invensys

Victoria Scarth / Mike Davies + 44 (0) 20 7821 3755

About Invensys

Invensys is a global automation, controls and process solutions Group. Our products, services, expertise and ongoing support enable intelligent systems to
monitor and control processes in many different environments. The businesses within Invensys help customers in a variety of industries - including hydrocarbons, chemicals, oil and gas, power and utilities, rail, telecommunications, paper, food and beverage, dairy, pharmaceuticals and personal care - to perform with greater efficiency, safety and cost-effectiveness.

Process Systems provides products, services and solutions for the automation and

optimisation of plant operation in the process industries. APV specialises in process equipment engineered into systems and asset services for food, beverage, personal care, pharmaceutical and chemical clients. Eurotherm is a leading supplier of control and measurement instrumentation solutions and services to industrial and process customers. Rail Systems is a multinational leader in the design, manufacture, supply, installation, commissioning and maintenance of safety-related rail signalling and control systems. Climate Controls is a major provider of the components, systems and services used across the world to make commercial and residential environments safer, more comfortable and more efficient. Appliance Controls has the broadest system and component offering for the appliance industry worldwide.

The Invensys Group is headquartered in the UK and listed on the London Stock Exchange. With over 35,000 employees operating in 60 countries, Invensys helps customers to improve their performance and profitability, building value for end users and shareholders alike.

About Turkington Industries

A diversified engineering group headquartered in Burnley. A leading global company in the design, manufacture and development of sophisticated handling, conveying and process systems for baking and food processing markets. Leading products in the bakery market include dough mixers, depanners, specialised conveyors, spiral coolers, automatic tin stores plus fully automated packaging equipment. New product innovation is central to its future strategy in maintaining global leadership.